UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2022

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Deputy President & Senior Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for Fiscal 2021 (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	May 13, 2022

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (Prime Market), New York Stock Exchange
URL:	https://www.mizuhogroup.com
Representative:	Masahiro Kihara	President & Group CEO
For Inquiry:	Yasutoshi Tanaka	General Manager of Accounting	Phone: +81-3-6838-6101

Ordinary General Meeting of Shareholders (scheduled) :	June 21, 2022	Commencement of Dividend Payment (scheduled): June 6, 2022
Filing of Yuka Shoken Hokokusho to the Kanto Local Finance Bureau (scheduled):	June 22, 2022	Trading Accounts: Established
Supplementary Materials on Annual Results:	Attached
IR Conference on Annual Results:	Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for Fiscal 2021 (for the fiscal year ended March 31, 2022)

(1) Consolidated Results of Operations

(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2021	3,963,091	23.1	559,847	4.3	530,479	12.6
Fiscal 2020	3,218,095	(19.2)	536,306	(15.9)	471,020	5.0

Note:	Comprehensive Income: Fiscal 2021: ¥47,121 million, (94.9)%; Fiscal 2020: ¥931,888 million, —%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2021	209.27	209.26	5.7	0.2	14.1
Fiscal 2020	185.75	185.75	5.2	0.2	16.6

Reference:	Equity in Income from Investments in Affiliates: Fiscal 2021: ¥25,434 million; Fiscal 2020: ¥19,912 million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2021	237,066,142	9,201,031	3.8	3,581.39
Fiscal 2020	225,586,211	9,362,207	4.1	3,650.87

Reference:	Own Capital: As of March 31, 2022: ¥9,077,382 million; As of March 31, 2021: ¥9,256,275 million

Note:	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100
Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2021	4,917,186	(1,860,490)	(522,056)	50,136,299
Fiscal 2020	16,613,235	(9,763,746)	40,819	46,981,399

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share					Total Cash Dividends (Total)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million	%	%
Fiscal 2020	—	3.75	—	37.50	—	190,410	40.3	2.1
Fiscal 2021	—	40.00	—	40.00	80.00	203,087	38.2	2.2
Fiscal 2022 (estimate)	—	40.00	—	40.00	80.00		37.6

Note:	MHFG conducted a share consolidation of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020.

The impact of the share consolidation is not reflected in Cash Dividends per Share of Common Stock for the end of the second quarter of Fiscal 2020. If the share consolidation were taken into consideration, it would be ¥37.50 per share.

In addition, MHFG left the value of total annual dividend blank (—) as it is inappropriate simply to total the value of the dividend at the end of the second quarter of Fiscal 2020 and the value of the dividend at the end of Fiscal 2020.

3. Consolidated Earnings Estimates for Fiscal 2022 (for the fiscal year ending March 31, 2023)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2022	—	—	—
Fiscal 2022	540,000	1.7	212.91

Note:	The number of shares of common stock used in the above calculation is based on the number of outstanding shares of common stock as of March 31, 2022.

Notes

(1) Changes in Significant Subsidiaries during the Fiscal Year (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

      i .  Changes in accounting policies due to revisions of accounting standards: Yes

      ii . Changes in accounting policies other than i above: No

      iii. Changes in accounting estimates: No

      iv. Restatements: No

      Note: For more information, please refer to “Changes in Accounting Policies” on page 1 – 14 of the attachment.

(3) Issued Shares of Common Stock

i . Year-end issued shares (including treasury stock):	As of March 31, 2022	2,539,249,894 shares	As of March 31, 2021	2,539,249,894 shares
ii . Year-end treasury stock:	As of March 31, 2022	4,659,024 shares	As of March 31, 2021	3,889,782 shares
iii. Average number of outstanding shares:	Fiscal 2021	2,534,897,183 shares	Fiscal 2020	2,535,683,043 shares

This immediate release is outside the scope of the audit.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of the corona virus pandemic; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K/A furnished to the SEC on December 29, 2021, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Overview of Consolidated Results of Operations and Financial Conditions	p.1-2
	(1) Overview of Results of Operations	p.1-2
	(2) Overview of Financial Conditions	p.1-3
	(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2021 and Dividend Estimates for Fiscal 2022	p.1-3

2.	Basic Stance on Selection of Accounting Standards	p.1-4

3.	Consolidated Financial Statements and Others	p.1-5
	(1) Consolidated Balance Sheets	p.1-5
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-7
	(3) Consolidated Statements of Changes in Net Assets	p.1-10
	(4) Consolidated Statements of Cash Flows	p.1-12
	(5) Notes regarding Consolidated Financial Statements	p.1-14
(Matters Related to the Assumption of Going Concern)
(Changes in Accounting Policies)
(Business Segment Information)
(Per Share Information)
(Subsequent Events)

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for Wednesday, May 18, 2022. The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group website immediately after the conference.

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Mizuho Financial Group, Inc.

1. Overview of Consolidated Results of Operations and Financial Conditions

(1) Overview of Results of Operations

Reviewing the economic environment over the fiscal year ended March 31, 2022, the global economy continued to recover; recently, however, the recovery has been hindered by the spread of COVID-19 variants, growing inflationary pressures, particularly in the United States, and the global surge in commodity and resource prices due to the situation in Ukraine.

In the United States, the economy has continued to recover, mainly in terms of consumer spending. In addition, due to labor-supply constraints stemming from strong labor demand, the spread of COVID-19 and other factors, there have been wage increases and other efforts to secure personnel. Furthermore, the prices of commodities and resources have increased further due to the situation in Ukraine. In response to the recent intensification of inflationary pressures, the Federal Reserve Board (FRB) decided to raise interest rates at a meeting of the Federal Open Market Committee (FOMC) in March 2022, and has enhanced its sense of caution. As there are also concerns that rising prices and interest rate hikes will depress the economy, the economic outlook remains uncertain.

In Europe, although the economy slowed temporarily due to a resurgence in COVID-19 infections, there have been signs of recovery with the resumption of economic activities in major countries. In March 2022, at a meeting of the Governing Council, the European Central Bank (ECB) decided on a policy of accelerating the winding-down of its monetary easing measures, and thus there have been changes in the stance toward monetary easing. While the economy is expected to continue to recover going forward, concerns over the economic outlook persist, including the impact of inflationary pressures due to the surging commodity and resource prices as well as the consequences of economic sanctions on Russia.

In Asia, China has continued toward a recovery of private sector demand; however, the recovery has been hindered by weakened investment in real estate and infrastructure as well as downward pressure on production and consumption resulting from the spread of COVID-19 variants. Moreover, considering China’s ongoing conflicts with the United States, there remains a high degree of uncertainty with respect to issues such as trade and national security. In emerging economies, restrictions on activities and the entry of foreign nationals due to the spread of variants have been factors that have inhibited the recovery. On the other hand, recently, there have been efforts to proceed with the normalization of economic activities. However, there are concerns that countries that lack natural resources or have limited capacity for fiscal stimulus could experience adverse economic impacts from the surging commodity and resource prices.

In Japan, the economy showed signs of recovery, mainly in terms of consumer spending related to services, due to the relaxation of activity restrictions and other factors. However, downward pressure remains due to the resurgence in COVID-19 infections. Although measures taken by the government and the Bank of Japan have curtailed the rise in unemployment and the number of corporate bankruptcies, recently, there have been concerns that corporate profits and household finances are coming under pressure from the rise in import prices caused by the surging prices of commodities and resources and the continuing depreciation of the yen.

Regarding the prospects for the global economy, it is expected that the gradual recovery will continue due to the increasing availability of vaccines, the relaxation of activity restrictions and other factors. However, depending on the circumstances, such as the protraction of the situation in Ukraine or worse-than-expected inflation, particularly in the United States, there are concerns about the risk of an economic downturn, which may also prolong the slowdown of the Japanese economy.

Under the foregoing business environment, we recorded Consolidated Gross Profits of ¥2,252.4 billion for fiscal 2021, increasing by ¥53.7 billion from the previous fiscal year mainly due to the steady business performance in Customer Groups. General and Administrative Expenses decreased by ¥21.7 billion on a year-on-year basis to ¥1,392.8 billion mainly due to steady progress of cost reduction planned in structural reform in addition to decreased amortization expenses in unrecognized actuarial differences.

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Mizuho Financial Group, Inc.

As a result, Consolidated Net Business Profits increased by ¥53.5 billion on a year-on-year basis to ¥851.2 billion.

Consolidated Net Business Profits + Net gains or losses related to ETFs and others, which consists of Consolidated Net Business Profits, Net gains or losses related to ETFs and others on a non-consolidated aggregated basis of the banks, and Net gains or losses related to operating investment securities on a consolidated basis of Mizuho Securities Co., Ltd., increased by ¥53.4 billion on a year-on-year basis to ¥853.1 billion.

Credit-related Costs increased by ¥30.2 billion on a year-on-year basis to ¥235.1 billion mainly due to recording reserves related to Russia in addition to recording a large amount of reserve in a part of customers.

Net Gains (Losses) related to Stocks decreased by ¥55.9 billion on a year-on-year basis to net losses of ¥43.8 billion mainly due to reduction of stocks and cancellation of bear funds intended to fixing unrealized gain on stocks, whereas continuing sale of cross-holding stocks.

As a result, Ordinary Income increased by ¥23.5 billion on a year-on-year basis to ¥559.8 billion.

Extraordinary Gains (Losses) decreased by ¥71.8 billion on a year-on-year basis to net gains of ¥44.0 billion mainly due to decreasing extraordinary gains in connection with the revision of the pension plan recorded in the previous fiscal year whereas recording gains from refund from retirement benefit trust on the part of financial structural reform from the previous fiscal year.

Tax-related Expenses decreased by ¥114.0 billion on a year-on-year basis to ¥60.6 billion mainly due to the influence by tax effect to capital optimization in Mizuho Securities Co., Ltd. on the part of financial structural reform.

As a result, Profit Attributable to Owners of Parent for fiscal 2021 increased by ¥59.4 billion on a year-on-year basis to ¥530.4 billion.

As for earnings estimates for fiscal 2022, we estimate Ordinary Profits of ¥770.0 billion and Profit Attributable to Owners of Parent of ¥540.0 billion on a consolidated basis.

We will disclose promptly if we need to revise the above consolidated earnings estimates due to the further spread of COVID-19 or otherwise and changes in Ukraine situation.

(2) Overview of Financial Conditions

Consolidated total assets as of March 31, 2022 amounted to ¥237,066.1 billion, increasing by ¥11,479.9 billion from the end of the previous fiscal year mainly due to an increase in Cash and Due from Banks.

Securities were ¥44,641.0 billion, increasing by ¥943.7 billion from the end of the previous fiscal year. Loans and Bills Discounted amounted to ¥84,736.2 billion, increasing by ¥1,031.6 billion from the end of the previous fiscal year. Deposits and Negotiable Certificates of Deposit amounted to ¥155,699.8 billion, increasing by ¥5,194.8 billion from the end of the previous fiscal year.

Net Assets amounted to ¥9,201.0 billion, decreasing by ¥161.1 billion from the end of the previous fiscal year. Shareholders’ Equity was ¥8,130.1 billion, Accumulated Other Comprehensive Income was ¥947.1 billion, and Non-controlling Interests was ¥123.5 billion.

Net Cash Provided by Operating Activities was ¥4,917.1 billion mainly due to increased deposits. Net Cash Used in Investing Activities was ¥1,860.4 billion mainly due to purchase, sale and redemption of securities, and Net Cash Used in Financing Activities was ¥522.0 billion mainly due to the redemption of subordinated bonds. As a result, Cash and Cash Equivalents as of March 31, 2022 was ¥50,136.2 billion.

(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2021 and Dividend Estimates for Fiscal 2022

In Fiscal 2021, we revised our capital management policy in order to pursue the optimum balance between capital adequacy, growth investment and enhancement of shareholder return, and set forth our shareholder return policy of progressive dividends being our principal approach while executing flexible and intermittent share buybacks. In addition, as for the dividends, we will decide based on the steady growth of our stable earnings base, taking 40% of the dividend payout ratio as a guide into consideration. As for share buybacks, we will consider our business results and capital adequacy, our stock price and the opportunities for growth investment in determining the execution.

Based on this policy, at the meeting of the Board of Directors held today, we have decided to issue ¥40.0 of year-end cash dividends on common stock for Fiscal 2021 (annual cash dividends of ¥80.0 including interim dividends of ¥40.0) in accordance with the Dividend Estimate of an increase of ¥2.5, based on the fact that Profit Attributable to Owners of Parent for Fiscal 2021 was ¥530.4 billion.

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Mizuho Financial Group, Inc.

Consolidated Common Equity Tier 1 capital ratio (Basel III finalization basis, excluding Net Unrealized Gains (Losses) on Other Securities) was 9.3% and remains being at our target level of the 5-Year Business Plan which was set at the lower end of the 9-10% range.

Common Stock	¥40.0 per share	(unchanged from the estimate of an increase of ¥2.5)
Annual cash dividends incl. interim dividends	¥80.0 per share	(unchanged from the estimate of an increase of ¥5.0)

Meanwhile, in accordance with the Articles of Incorporation, we may decide to issue dividends by resolution of the Board of Directors unless otherwise stipulated by laws and regulations.

As for the dividend estimates of common stock for Fiscal 2022, we predict ¥80.0 per share of common stock, which is the same as Fiscal 2021. We intend to continue payments of cash dividends at the interim period to return profits to our shareholders in a timely manner.

(Dividend Estimates for Fiscal 2022)
Common Stock	Cash Dividends per Share	¥80.0
	of which Interim Dividends	¥40.0

2. Basic Stance on Selection of Accounting Standards

MHFG prepares its consolidated financial statements in accordance with Japanese Generally Accepted Accounting Principles. With respect to International Financial Reporting Standards (IFRS), in light of possible adoption in the future, MHFG is continuing research and study on the situation in Japan and overseas and/or the development of IFRS.

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Mizuho Financial Group, Inc.

3. Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2021	As of March 31, 2022
Assets
Cash and Due from Banks	¥47,981,981	¥51,359,301
Call Loans and Bills Purchased	589,776	940,008
Receivables under Resale Agreements	11,623,654	12,750,363
Guarantee Deposits Paid under Securities Borrowing Transactions	2,707,711	2,340,089
Other Debt Purchased	3,208,004	3,476,021
Trading Assets	12,589,294	13,221,415
Money Held in Trust	582,368	591,183
Securities	43,697,262	44,641,060
Loans and Bills Discounted	83,704,675	84,736,280
Foreign Exchange Assets	2,084,756	2,627,492
Derivatives other than for Trading Assets	1,719,349	2,277,160
Other Assets	6,174,020	7,797,796
Tangible Fixed Assets	1,135,449	1,095,977
Buildings	268,587	340,016
Land	624,429	623,627
Lease Assets	7,622	4,675
Construction in Progress	124,049	21,737
Other Tangible Fixed Assets	110,762	105,919
Intangible Fixed Assets	620,224	601,292
Software	410,026	371,534
Goodwill	56,249	52,547
Lease Assets	2,758	1,823
Other Intangible Fixed Assets	151,190	175,387
Net Defined Benefit Asset	1,109,107	863,217
Deferred Tax Assets	31,402	184,594
Customers’ Liabilities for Acceptances and Guarantees	6,602,744	8,346,878
Reserves for Possible Losses on Loans	(575,572)	(783,886)
Reserve for Possible Losses on Investments	(0)	(107)

Total Assets	¥225,586,211	¥237,066,142

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Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2021	As of March 31, 2022
Liabilities
Deposits	¥133,312,406	¥138,830,872
Negotiable Certificates of Deposit	17,192,572	16,868,931
Call Money and Bills Sold	1,312,790	1,278,050
Payables under Repurchase Agreements	18,607,255	20,068,779
Guarantee Deposits Received under Securities Lending Transactions	958,148	1,172,248
Commercial Paper	2,105,067	1,775,859
Trading Liabilities	8,115,377	9,608,976
Borrowed Money	7,441,822	6,590,527
Foreign Exchange Liabilities	532,042	1,508,453
Short-term Bonds	456,045	537,167
Bonds and Notes	10,321,672	10,714,004
Due to Trust Accounts	1,160,608	1,167,284
Derivatives other than for Trading Liabilities	1,739,671	2,770,852
Other Liabilities	5,862,013	6,301,484
Reserve for Bonus Payments	104,131	120,052
Reserve for Variable Compensation	2,935	2,278
Net Defined Benefit Liability	71,049	71,774
Reserve for Director and Corporate Auditor Retirement Benefits	683	557
Reserve for Possible Losses on Sales of Loans	1,074	1,309
Reserve for Contingencies	6,762	6,622
Reserve for Reimbursement of Deposits	22,099	17,620
Reserve for Reimbursement of Debentures	14,419	10,504
Reserves under Special Laws	3,135	3,132
Deferred Tax Liabilities	215,557	30,923
Deferred Tax Liabilities for Revaluation Reserve for Land	61,915	59,962
Acceptances and Guarantees	6,602,744	8,346,878

Total Liabilities	¥216,224,003	¥227,865,110

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,135,940	1,125,324
Retained Earnings	4,421,655	4,756,435
Treasury Stock	(7,124)	(8,342)

Total Shareholders’ Equity	7,807,239	8,130,185

Net Unrealized Gains (Losses) on Other Securities	1,132,460	719,822
Deferred Gains or Losses on Hedges	31,618	(76,757)
Revaluation Reserve for Land	136,384	132,156
Foreign Currency Translation Adjustments	(139,514)	2,346
Remeasurements of Defined Benefit Plans	288,088	169,652
Own Credit Risk Adjustments, Net of Tax	—	(23)

Total Accumulated Other Comprehensive Income	1,449,035	947,197

Stock Acquisition Rights	134	94
Non-controlling Interests	105,797	123,555

Total Net Assets	9,362,207	9,201,031

Total Liabilities and Net Assets	¥225,586,211	¥237,066,142

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Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the fiscal year ended March 31, 2021	For the fiscal year ended March 31, 2022
Ordinary Income	¥3,218,095	¥3,963,091
Interest Income	1,333,509	1,309,009
Interest on Loans and Bills Discounted	942,426	877,895
Interest and Dividends on Securities	240,494	275,393
Interest on Call Loans and Bills Purchased	2,190	1,426
Interest on Receivables under Resale Agreements	41,535	29,694
Interest on Securities Borrowing Transactions	2,946	2,431
Interest on Due from Banks	45,411	58,748
Other Interest Income	58,503	63,419
Fiduciary Income	55,160	60,490
Fee and Commission Income	843,953	905,575
Trading Income	388,441	1,017,889
Other Operating Income	358,254	393,956
Other Ordinary Income	238,776	276,170
Recovery of Written-off Claims	5,034	18,260
Other	233,741	257,910
Ordinary Expenses	2,681,789	3,403,244
Interest Expenses	427,826	315,550
Interest on Deposits	137,405	64,829
Interest on Negotiable Certificates of Deposit	28,906	15,436
Interest on Call Money and Bills Sold	1,907	1,149
Interest on Payables under Repurchase Agreements	56,199	36,356
Interest on Securities Lending Transactions	788	42
Interest on Commercial Paper	3,564	3,721
Interest on Borrowed Money	16,867	6,034
Interest on Short-term Bonds	55	68
Interest on Bonds and Notes	163,863	171,577
Other Interest Expenses	18,266	16,334
Fee and Commission Expenses	156,805	164,579
Trading Expenses	311	730,204
Other Operating Expenses	195,683	224,116
General and Administrative Expenses	1,414,608	1,392,896
Other Ordinary Expenses	486,554	575,896
Provision for Reserves for Possible Losses on Loans	180,636	236,491
Other	305,918	339,404

Ordinary Profits	¥536,306	¥559,847

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Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2021	For the fiscal year ended March 31, 2022
Extraordinary Gains	¥142,202	¥78,196
Gains on Disposition of Fixed Assets	3,030	3,938
Gains on Cancellation of Employee Retirement Benefit Trust	76,996	74,254
Accumulation (Amortization) of Unrecognized Prior Service Cost	62,176	—
Other Extraordinary Gains	—	3
Extraordinary Losses	26,345	34,171
Losses on Disposition of Fixed Assets	9,606	6,585
Losses on Impairment of Fixed Assets	12,793	27,585
Losses on Transfer to Defined Contribution Pension Plan	3,320	—
Other Extraordinary Losses	625	—

Income before Income Taxes	652,163	603,872

Income Taxes:
Current	172,785	130,079
Refund of Income Taxes	(7,097)	(12,738)
Deferred	9,099	(56,652)

Total Income Taxes	174,788	60,688

Profit	477,375	543,183

Profit Attributable to Non-controlling Interests	6,355	12,703

Profit Attributable to Owners of Parent	¥471,020	¥530,479

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Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the fiscal year ended March 31, 2021	For the fiscal year ended March 31, 2022
Profit	¥477,375	¥543,183
Other Comprehensive Income	454,513	(496,061)
Net Unrealized Gains (Losses) on Other Securities	305,969	(411,077)
Deferred Gains or Losses on Hedges	(40,294)	(108,186)
Foreign Currency Translation Adjustments	(1,874)	130,612
Remeasurements of Defined Benefit Plans	187,744	(115,038)
Own Credit Risk Adjustments, Net of Tax	—	(23)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	2,968	7,650

Comprehensive Income	931,888	47,121

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	927,366	33,676
Comprehensive Income Attributable to Non-controlling Interests	4,522	13,444

1-9

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2021

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,136,467	4,174,190	(6,414)	7,561,010
Cumulative Effects of Changes in Accounting Policies			(32,639)		(32,639)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,136,467	4,141,550	(6,414)	7,528,370
Changes during the period
Cash Dividends			(190,418)		(190,418)
Profit Attributable to Owners of Parent			471,020		471,020
Repurchase of Treasury Stock				(2,545)	(2,545)
Disposition of Treasury Stock		(99)		1,835	1,736
Transfer from Revaluation Reserve for Land			271		271
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(526)			(526)
Decrease in Retained Earnings by Increasing of Equity Method Affiliates			(668)		(668)
Transfer from Retained Earnings to Capital Surplus		99	(99)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	(526)	280,105	(709)	278,869

Balance as of the end of the period	2,256,767	1,135,940	4,421,655	(7,124)	7,807,239

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	823,085	72,081	136,655	(133,178)	94,317	992,960	213	109,662	8,663,847
Cumulative Effects of Changes in Accounting Policies						—			(32,639)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	823,085	72,081	136,655	(133,178)	94,317	992,960	213	109,662	8,631,208
Changes during the period
Cash Dividends									(190,418)
Profit Attributable to Owners of Parent									471,020
Repurchase of Treasury Stock									(2,545)
Disposition of Treasury Stock									1,736
Transfer from Revaluation Reserve for Land									271
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									(526)
Decrease in Retained Earnings by Increasing of Equity Method Affiliates									(668)
Transfer from Retained Earnings to Capital Surplus									—
Net Changes in Items other than Shareholders’ Equity	309,374	(40,463)	(271)	(6,336)	193,770	456,074	(79)	(3,865)	452,130

Total Changes during the period	309,374	(40,463)	(271)	(6,336)	193,770	456,074	(79)	(3,865)	730,999

Balance as of the end of the period	1,132,460	31,618	136,384	(139,514)	288,088	1,449,035	134	105,797	9,362,207

1-10

Mizuho Financial Group, Inc.

For the fiscal year ended March 31, 2022

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,135,940	4,421,655	(7,124)	7,807,239
Cumulative Effects of Changes in Accounting Policies			(724)		(724)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,135,940	4,420,931	(7,124)	7,806,515
Changes during the period
Cash Dividends			(196,746)		(196,746)
Profit Attributable to Owners of Parent			530,479		530,479
Repurchase of Treasury Stock				(2,869)	(2,869)
Disposition of Treasury Stock		(54)		1,651	1,597
Transfer from Revaluation Reserve for Land			4,227		4,227
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(10,616)			(10,616)
Decrease in Retained Earnings by Decreasing of Equity Method Affiliates and Others			(2,402)		(2,402)
Transfer from Retained Earnings to Capital Surplus		54	(54)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	(10,616)	335,503	(1,217)	323,669

Balance as of the end of the period	2,256,767	1,125,324	4,756,435	(8,342)	8,130,185

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,132,460	31,618	136,384	(139,514)	288,088	—	1,449,035	134	105,797	9,362,207
Cumulative Effects of Changes in Accounting Policies							—			(724)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	1,132,460	31,618	136,384	(139,514)	288,088	—	1,449,035	134	105,797	9,361,483
Changes during the period
Cash Dividends										(196,746)
Profit Attributable to Owners of Parent										530,479
Repurchase of Treasury Stock										(2,869)
Disposition of Treasury Stock										1,597
Transfer from Revaluation Reserve for Land										4,227
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders										(10,616)
Decrease in Retained Earnings by Decreasing of Equity Method Affiliates and Others										(2,402)
Transfer from Retained Earnings to Capital Surplus										—
Net Changes in Items other than Shareholders’ Equity	(412,638)	(108,375)	(4,227)	141,861	(118,435)	(23)	(501,838)	(40)	17,757	(484,121)

Total Changes during the period	(412,638)	(108,375)	(4,227)	141,861	(118,435)	(23)	(501,838)	(40)	17,757	(160,451)

Balance as of the end of the period	719,822	(76,757)	132,156	2,346	169,652	(23)	947,197	94	123,555	9,201,031

1-11

Mizuho Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

	Millions of yen
	For the fiscal year ended March 31, 2021	For the fiscal year ended March 31, 2022
Cash Flow from Operating Activities
Income before Income Taxes	¥652,163	¥603,872
Depreciation	163,231	161,897
Losses on Impairment of Fixed Assets	12,793	27,585
Amortization of Goodwill	3,743	3,741
Equity in Loss (Gain) from Investments in Affiliates	(19,912)	(25,434)
Increase (Decrease) in Reserves for Possible Losses on Loans	143,127	194,340
Increase (Decrease) in Reserve for Possible Losses on Investments	0	106
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	437	234
Increase (Decrease) in Reserve for Contingencies	1,564	(202)
Increase (Decrease) in Reserve for Bonus Payments	27,295	11,954
Increase (Decrease) in Reserve for Variable Compensation	375	(656)
Decrease (Increase) in Net Defined Benefit Asset	86,807	56,392
Increase (Decrease) in Net Defined Benefit Liability	(869)	6,169
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(260)	(126)
Increase (Decrease) in Reserve for Reimbursement of Deposits	(5,751)	(4,479)
Increase (Decrease) in Reserve for Reimbursement of Debentures	(4,253)	(3,915)
Interest Income—accrual basis	(1,333,509)	(1,309,009)
Interest Expenses—accrual basis	427,826	315,550
Losses (Gains) on Securities	(49,071)	62,305
Losses (Gains) on Money Held in Trust	(1,647)	85
Foreign Exchange Losses (Gains)—net	(173,635)	(928,800)
Losses (Gains) on Disposition of Fixed Assets	6,576	2,647
Losses (Gains) on Revision of Retirement Benefit Plan	(58,855)	—
Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	(76,996)	(74,254)
Decrease (Increase) in Trading Assets	1,188,511	(201,023)
Increase (Decrease) in Trading Liabilities	(2,021,852)	1,234,368
Decrease (Increase) in Derivatives other than for Trading Assets	308,891	(528,425)
Increase (Decrease) in Derivatives other than for Trading Liabilities	36,977	996,914
Decrease (Increase) in Loans and Bills Discounted	1,355,723	1,343,307
Increase (Decrease) in Deposits	801,380	3,508,335
Increase (Decrease) in Negotiable Certificates of Deposit	3,437,852	(913,529)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	2,191,633	(869,766)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	239,094	(125,565)
Decrease (Increase) in Call Loans, etc.	6,873,070	(928,392)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	(464,549)	367,621
Increase (Decrease) in Call Money, etc.	(812,714)	(133,057)
Increase (Decrease) in Commercial Paper	1,686,839	(551,464)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(150,107)	214,099
Decrease (Increase) in Foreign Exchange Assets	43,754	(398,661)
Increase (Decrease) in Foreign Exchange Liabilities	18,923	973,697
Increase (Decrease) in Short-term Bonds (Liabilities)	82,387	81,121
Increase (Decrease) in Bonds and Notes	1,187,520	607,064
Increase (Decrease) in Due to Trust Accounts	105,097	6,676
Interest and Dividend Income—cash basis	1,444,014	1,424,865
Interest Expenses—cash basis	(496,241)	(273,855)
Other—net	(27,154)	147,257

Subtotal	16,830,231	5,081,594

Cash Refunded (Paid) in Income Taxes	(216,995)	(164,408)

Net Cash Provided by (Used in) Operating Activities	16,613,235	4,917,186

1-12

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2021	For the fiscal year ended March 31, 2022
Cash Flow from Investing Activities
Payments for Purchase of Securities	(97,434,015)	(102,478,445)
Proceeds from Sale of Securities	51,925,747	57,161,461
Proceeds from Redemption of Securities	36,114,600	43,586,621
Payments for Increase in Money Held in Trust	(183,852)	(31,898)
Proceeds from Decrease in Money Held in Trust	14,515	22,312
Payments for Purchase of Tangible Fixed Assets	(107,392)	(42,297)
Payments for Purchase of Intangible Fixed Assets	(108,812)	(96,964)
Proceeds from Sale of Tangible Fixed Assets	13,618	18,239
Proceeds from Sale of Intangible Fixed Assets	44	480
Proceeds from Sales of Stocks of Subsidiaries (affecting the scope of consolidation)	1,799	—

Net Cash Provided by (Used in) Investing Activities	(9,763,746)	(1,860,490)

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	45,000	10,000
Repayments of Subordinated Borrowed Money	—	(4,000)
Proceeds from Issuance of Subordinated Bonds	555,000	171,410
Payments for Redemption of Subordinated Bonds	(360,000)	(494,000)
Proceeds from Investments by Non-controlling Shareholders	2,988	565
Repayments to Non-controlling Shareholders	(627)	(502)
Cash Dividends Paid	(190,497)	(196,783)
Cash Dividends Paid to Non-controlling Shareholders	(4,676)	(7,693)
Proceeds from Sale of Stocks of Subsidiaries (not affecting the scope of consolidation)	40	—
Payments for Repurchase of Treasury Stock	(1,848)	(1,927)
Proceeds from Sale of Treasury Stock	854	873
Payments for Repurchase of Treasury Stock of Subsidiaries	(5,414)	(0)

Net Cash Provided by (Used in) Financing Activities	40,819	(522,056)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	227,487	620,261

Net Increase (Decrease) in Cash and Cash Equivalents	7,117,795	3,154,900

Cash and Cash Equivalents at the beginning of the fiscal year	39,863,604	46,981,399

Cash and Cash Equivalents at the end of the fiscal year	¥46,981,399	¥50,136,299

1-13

Mizuho Financial Group, Inc.

(5) Notes regarding Consolidated Financial Statements

(Matters Related to the Assumption of Going Concern)

There is no applicable information.

(Changes in Accounting Policies)

(Accounting Standard for Revenue Recognition and Others)

MHFG has applied “Accounting Standard for Revenue Recognition” (ASBJ Statement No.29, March 31, 2020) and others from the beginning of the consolidated fiscal year ended March 31, 2022.

In accordance with “Accounting Standard for Revenue Recognition”, MHFG recognizes revenue at the time of the transfer of promised goods or services to the customer in an amount that reflects the consideration to which MHFG expects to be entitled in exchange for those goods or services.

In accordance with transitional treatment set out in the proviso of Article 84 of “Accounting Standard for Revenue Recognition”, the cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were reflected in Retained Earnings as of April 1, 2021, and the new accounting policies are applied from the beginning of the fiscal year. As a result of the cumulative effects arising from the retroactive application of these new accounting policies, Retained Earnings of the consolidated statement of changes in net assets decreased by ¥724 million as of April 1, 2021. The impact on the consolidated balance sheet, the consolidated statement of income, the consolidated statement of cash flows and per share information for the consolidated fiscal year ended March 31, 2022 is immaterial.

1-14

Mizuho Financial Group, Inc.

(Business Segment Information)

1. Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments.

The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. , and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments.

Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2. Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others is the total amount of Interest Income, Fiduciary Income, Fee and Commission Income, Trading Income, Other Operating Income, and Net gains or losses related to ETFs and others.

Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others is the amount of which General and administrative expenses (excluding non-recurring expenses and others), Equity in income from investments in affiliates, and Amortization of goodwill and others (including amortization of intangible assets) are deducted from, or added to, Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others relating to transactions between segments is based on the current market price.

Fixed assets disclosed as asset information by segment are the total amount of tangible fixed assets and intangible fixed assets. Fixed assets pertaining to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. have been allocated to each segment.

1-15

Mizuho Financial Group, Inc.

3. Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

	Millions of yen
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	713,625	491,735	518,765	378,897	59,507	91,857	2,254,386
General and administrative expenses (excluding Non-Recurring Losses and others)	620,956	198,104	267,680	227,561	33,448	67,238	1,414,987
Equity in income from investments in affiliates	5,929	3,751	13,186	—	1,514	1,054	25,434
Amortization of goodwill and others	2,161	95	360	804	7,247	989	11,656
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	96,437	297,287	263,911	150,532	20,326	24,683	853,176
Fixed assets	504,159	160,167	161,452	88,787	—	782,705	1,697,270

Notes: 1.	Gross profits (excluding the amounts of credit costs of trust accounts) +Net gains or losses related to ETFs and others is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ 1,916 million, of which ¥ 2,274 million is included in the Global Markets Company.

2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.	“Others” in Fixed assets includes assets of headquarters that have not been allocated to each segment, Fixed assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others.

Among Fixed assets that have not been allocated to each segment, some related expenses are allocated to each segment using a reasonable criteria of allocation.

1-16

Mizuho Financial Group, Inc.

4. The difference between the total amounts of reportable segments and the recorded amounts in the Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting by reportable segment are different from the amounts recorded in the Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)

The total of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others of Segment Information and Ordinary Profits recorded in the Consolidated Statement of Income

Millions of yen
Amount
Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	2,254,386
Net gains or losses related to ETFs and others	(1,916)
Other Ordinary Income	276,170
General and Administrative Expenses	(1,392,896)
Other Ordinary Expenses	(575,896)

Ordinary Profits recorded in Consolidated Statement of Income	559,847

(2)

The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of Segment Information and Income before Income Taxes recorded in the Consolidated Statement of Income

Millions of yen
Amount
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	853,176
Credit Costs for Trust Accounts	—
General and Administrative Expenses (non-recurring losses)	33,748
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(255,941)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	20,765
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	(45,763)
Net Extraordinary Gains (Losses)	44,024
Others	(46,137)

Income before Income Taxes recorded in Consolidated Statement of Income	603,872

1-17

Mizuho Financial Group, Inc.

(Per Share Information)

(Consolidated basis)

	Fiscal 2020	Fiscal 2021
Net Assets per Share of Common Stock	¥3,650.87	¥3,581.39
Net Income per Share of Common Stock	¥185.75	¥209.27
Diluted Net Income per Share of Common Stock	¥185.75	¥209.26

Notes: 1.

MHFG conducted a share consolidation of common stock on the basis of one post-consolidation share per ten pre- consolidation shares effective as of October 1, 2020. Net Assets per Share of Common Stock, Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are calculated under the assumption that the share consolidation had been conducted at the beginning of fiscal 2020.

2.	Total Net Assets per Share of Common Stock is based on the following information:

			Fiscal 2020	Fiscal 2021
Net Assets per Share of Common Stock
Total Net Assets	¥	million	9,362,207	9,201,031
Deductions from Total Net Assets	¥	million	105,932	123,649
Stock Acquisition Rights	¥	million	134	94
Non-Controlling Interests	¥	million	105,797	123,555
Net Assets (year-end) related to Common Stock	¥	million	9,256,275	9,077,382
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated		Thousands of shares	2,535,360	2,534,590

3.	Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

			Fiscal 2020	Fiscal 2021
Net Income per Share of Common Stock
Profit Attributable to Owners of Parent	¥	million	471,020	530,479
Amount not attributable to Common Stock	¥	million	—	—
Profit Attributable to Owners of Parent related to Common Stock	¥	million	471,020	530,479
Average Outstanding Shares of Common Stock (during the period)		Thousands of shares	2,535,683	2,534,897

Diluted Net Income per Share of Common Stock
Adjustment to Profit Attributable to Owners of Parent	¥	million	—	—
Increased Number of Shares of Common Stock		Thousands of shares	89	65
Stock Acquisition Rights		Thousands of shares	89	65
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects			—	—

1-18

Mizuho Financial Group, Inc.

4.

In the calculation of Net Assets per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the number of issued shares as of March 31, 2021 and 2022. The numbers of such Treasury Stock shares deducted during the period ended March 31, 2021 and 2022 are 2,554 thousand and 3,079 thousand, respectively.

In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average numbers of such Treasury Stock shares deducted during the period ended March 31, 2021 and 2022 are 2,350 thousand and 2,892 thousand, respectively.

(Subsequent Events)

There is no applicable information.

1-19

SELECTED FINANCIAL INFORMATION

For Fiscal 2021

(Under Japanese GAAP)

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc., Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR FISCAL 2021	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Interest Margins (Domestic Operations)	NON		2- 5

3. Use and Source of Funds	NON		2- 6

4. Net Gains/Losses on Securities	CON	NON	2- 8

5. Unrealized Gains/Losses on Securities	CON	NON	2- 10

6. Projected Redemption Amounts for Securities	NON		2- 12

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2- 13

8. Employee Retirement Benefits	NON	CON	2- 14

9. Capital Ratio	CON	NON	2- 17

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non Perfoming Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)	CON	NON	2- 18

2. Status of Reserves for Possible Losses on Loans	CON	NON	2- 22

3. Reserve Ratios for Non Perfoming Loans based on the BA and the FRA	CON	NON	2- 23

4. Coverage on Non Perfoming Loans based on the BA and the FRA	NON		2- 24

5. Overview of Non-Performing Loans(“NPLs”)	NON		2- 27

6. Results of Removal of NPLs from the Balance Sheet	NON		2- 28

7. Status of Loans by Industry

(1) Outstanding Balances by Industry	NON		2- 29

(2) Non Perfoming Loans based on the BA and the FRA and Coverage Ratio by Industry	NON		2- 31

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2- 32

(2) Loans to SMEs and Individual Customers	NON		2- 32

9. Status of Loans by Region

(1) Outstanding Balances by Region	NON		2- 33

(2) Non Perfoming Loans based on the BA and the FRA by Region	NON		2- 34

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2- 35

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2- 37

2. Number of Directors and Employees			2- 38

3. Number of Offices			2- 38

4. Earnings Plan for Fiscal 2022	CON	NON	2- 39

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 40
Comparison of Non-Consolidated Statements of Income (selected items)	2- 41
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 42
Comparison of Non-Consolidated Statements of Income (selected items)	2- 43
Statement of Trust Assets and Liabilities	2- 44
Comparison of Balances of Principal Items	2- 45
Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 46
Comparison of Non-Consolidated Statements of Income (selected items)	2- 47

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of the corona virus pandemic; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), and our report on Form 6-K furnished to the SEC on December 29, 2021, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2021

1. Income Analysis

Consolidated

		(Millions of yen)
		Fiscal 2021		Fiscal 2020
			Change
Consolidated Gross Profits	1	2,252,469	53,775	2,198,693
Net Interest Income	2	993,458	87,775	905,683
Fiduciary Income	3	60,490	5,330	55,160
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	740,995	53,847	687,147
Net Trading Income	6	287,685	(100,445)	388,130
Net Other Operating Income	7	169,839	7,268	162,571
General and Administrative Expenses	8	(1,392,896)	21,712	(1,414,608)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(255,941)	(46,025)	(209,915)
Losses on Write-offs of Loans	10	(11,975)	6,358	(18,334)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11	20,765	15,824	4,940
Net Gains (Losses) related to Stocks	12	(43,846)	(55,972)	12,125
Equity in Income from Investments in Affiliates	13	25,434	5,521	19,912
Other	14	(46,137)	28,704	(74,842)

Ordinary Profits	15	559,847	23,540	536,306

Net Extraordinary Gains (Losses)	16	44,024	(71,832)	115,857
Income before Income Taxes	17	603,872	(48,291)	652,163
Income Taxes - Current	18	(117,341)	48,347	(165,688)
- Deferred	19	56,652	65,752	(9,099)
Profit	20	543,183	65,807	477,375
Profit Attributable to Non-controlling Interests	21	(12,703)	(6,348)	(6,355)

Profit Attributable to Owners of Parent	22	530,479	59,459	471,020

Credit-related Costs (including Credit Costs for Trust Accounts)	23	(235,175)	(30,201)	(204,974)

* Credit-related Costs [23] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [11] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	24	851,259	53,527	797,731

* Consolidated Net Business Profits [24] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	163	3	160
Number of affiliates under the equity method	26	24	(4)	28

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		Fiscal 2021				Fiscal 2020
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	1,346,323	122,327	1,468,651	(8,656)	1,477,308
Domestic Gross Profits	2	729,997	122,137	852,134	83,618	768,515
Net Interest Income	3	452,582	18,806	471,388	22,718	448,670
Fiduciary Income	4		61,028	61,028	5,065	55,962
Trust Fees for Jointly Operated Designated Money Trust	5		3,955	3,955	(66)	4,022
Credit Costs for Trust Accounts (1)	6		—	—	—	—
Net Fee and Commission Income	7	255,277	42,585	297,862	(11,439)	309,302
Net Trading Income	8	13,031	(629)	12,402	32,319	(19,916)
Net Other Operating Income	9	9,106	346	9,452	34,954	(25,502)
International Gross Profits	10	616,325	190	616,516	(92,275)	708,792
Net Interest Income	11	434,207	514	434,721	67,883	366,838
Net Fee and Commission Income	12	137,716	(322)	137,394	(9,866)	147,260
Net Trading Income	13	(11,367)	(11)	(11,378)	(116,513)	105,135
Net Other Operating Income	14	55,768	10	55,779	(33,779)	89,558
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(778,023)	(79,882)	(857,906)	39,192	(897,098)
Expense Ratio	16	57.7%	65.3%	58.4%	(2.3%)	60.7%
Personnel Expenses	17	(302,204)	(37,992)	(340,197)	15,932	(356,129)
Non-Personnel Expenses	18	(429,991)	(38,053)	(468,044)	21,704	(489,748)
Premium for Deposit Insurance	19	(32,455)	(1,115)	(33,571)	(130)	(33,440)
Miscellaneous Taxes	20	(45,827)	(3,837)	(49,665)	1,554	(51,220)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	568,299	42,445	610,744	30,535	580,209
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	22	617,769	42,437	660,207	83,513	576,694
Excluding Net Gains (Losses) from redemption of Investment Trusts	23	600,320	42,428	642,748	73,550	569,197

Reversal of (Provision for) General Reserve for Losses on Loans	24	110,153	—	110,153	258,473	(148,319)

Net Business Profits	25	678,453	42,445	720,898	289,008	431,889
Net Gains (Losses) related to Bonds	26	(49,469)	7	(49,462)	(52,977)	3,515

Net Non-Recurring Gains (Losses)	27	(467,594)	8,150	(459,443)	(349,554)	(109,889)
Net Gains (Losses) related to Stocks	28	(51,123)	3,720	(47,402)	(35,100)	(12,301)
Expenses related to Portfolio Problems	29	(433,961)	(75)	(434,036)	(376,499)	(57,537)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30	19,466	716	20,183	15,832	4,351
Other	31	(1,976)	3,789	1,812	46,213	(44,401)

Ordinary Profits	32	210,858	50,595	261,454	(60,545)	321,999

Net Extraordinary Gains (Losses)	33	38,088	7,298	45,387	(65,284)	110,671
Net Gains (Losses) on Disposition of Fixed Assets	34	(1,264)	(264)	(1,528)	3,510	(5,038)
Losses on Impairment of Fixed Assets	35	(27,158)	(179)	(27,338)	(16,179)	(11,159)
Gains on Cancellation of Employee Retirement Benefit Trust	36	66,511	7,742	74,254	(2,742)	76,996
Accumulation (Amortization) of Unrecognized Prior Service Cost	37	—	—	—	(52,391)	52,391
Losses on Transfer to Defined Contribution Pension Plan	38	—	—	—	2,519	(2,519)
Income before Income Taxes	39	248,946	57,894	306,841	(125,829)	432,671
Income Taxes - Current	40	(159,760)	(10,651)	(170,411)	(65,851)	(104,560)
- Deferred	41	87,395	(4,559)	82,836	99,169	(16,333)

Net Income	42	176,581	42,683	219,265	(92,512)	311,777

(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].
(2) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[22]
= Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)[21]-Net Gains (Losses) related to Bonds[26]
Credit-related Costs	43	(304,341)	640	(303,700)	(102,193)	(201,506)

Credit-related Costs [43] =  Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Reserve for Losses on Loans [24] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [30] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	44		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	45	110,153	801	110,954	259,274	(148,319)
Losses on Write-offs of Loans	46	7,362	(70)	7,291	18,447	(11,155)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	47	(369,688)	(89)	(369,777)	(337,841)	(31,936)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	48	(53,293)	—	(53,293)	(51,991)	(1,301)
Reversal of (Provision for) Reserve for Contingencies	49	2,062	—	2,062	3,356	(1,293)
Other (including Losses on Sales of Loans)	50	(938)	—	(938)	6,560	(7,498)
Total	51	(304,341)	640	(303,700)	(102,193)	(201,506)

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2021		Fiscal 2020
			Change
Gross Profits	1	1,346,323	(1,442)	1,347,766
Domestic Gross Profits	2	729,997	79,560	650,437
Net Interest Income	3	452,582	30,126	422,456
Net Fee and Commission Income	4	255,277	(20,021)	275,299
Net Trading Income	5	13,031	34,466	(21,434)
Net Other Operating Income	6	9,106	34,989	(25,883)
International Gross Profits	7	616,325	(81,003)	697,328
Net Interest Income	8	434,207	71,480	362,726
Net Fee and Commission Income	9	137,716	(10,014)	147,730
Net Trading Income	10	(11,367)	(116,362)	104,995
Net Other Operating Income	11	55,768	(26,107)	81,876
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(778,023)	37,087	(815,110)
Expense Ratio	13	57.7%	(2.6%)	60.4%
Personnel Expenses	14	(302,204)	15,152	(317,357)
Non-Personnel Expenses	15	(429,991)	20,083	(450,074)
Premium for Deposit Insurance	16	(32,455)	(288)	(32,167)
Miscellaneous Taxes	17	(45,827)	1,851	(47,678)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	18	568,299	35,644	532,655
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas *	19	617,769	80,659	537,110
Excluding Net Gains (Losses) from redemption of Investment Trusts	20	600,320	70,176	530,143

Reversal of (Provision for) General Reserve for Losses on Loans	21	110,153	258,157	(148,003)

Net Business Profits	22	678,453	293,801	384,651
Net Gains (Losses) related to Bonds	23	(49,469)	(45,015)	(4,454)

Net Non-Recurring Gains (Losses)	24	(467,594)	(361,010)	(106,584)
Net Gains (Losses) related to Stocks	25	(51,123)	(35,949)	(15,173)
Expenses related to Portfolio Problems	26	(433,961)	(376,616)	(57,345)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	27	19,466	15,116	4,350
Other	28	(1,976)	36,439	(38,416)

Ordinary Profits	29	210,858	(67,208)	278,066

Net Extraordinary Gains (Losses)	30	38,088	(57,626)	95,714
Net Gains (Losses) on Disposition of Fixed Assets	31	(1,264)	2,560	(3,825)
Losses on Impairment of Fixed Assets	32	(27,158)	(16,433)	(10,725)
Gains on Cancellation of Employee Retirement Benefit Trust	33	66,511	(118)	66,630
Accumulation (Amortization) of Unrecognized Prior Service Cost	34	—	(45,822)	45,822
Losses on Transfer to Defined Contribution Pension Plan	35	—	2,187	(2,187)
Income before Income Taxes	36	248,946	(124,834)	373,781
Income Taxes - Current	37	(159,760)	(63,773)	(95,987)
- Deferred	38	87,395	97,800	(10,404)

Net Income	39	176,581	(90,807)	267,389

*   Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[19]
= Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[18]-Net Gains (Losses) related to Bonds[23]

Credit-related Costs	40	(304,341)	(103,342)	(200,998)

Credit-related Costs [40]   =  Expenses related to Portfolio Problems [26] + Reversal of (Provision for) General Reserve for Losses on Loans [21]
  + Gains on Reversal of Reserves for Possible Losses on Loans, and others [27]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Losses on Loans	41	110,153	258,157	(148,003)
Losses on Write-offs of Loans	42	7,362	18,517	(11,154)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(369,688)	(337,943)	(31,745)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	(53,293)	(51,991)	(1,301)
Reversal of (Provision for) Reserve for Contingencies	45	2,062	3,356	(1,293)
Other (including Losses on Sales of Loans)	46	(938)	6,560	(7,498)
Total	47	(304,341)	(103,342)	(200,998)

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		Fiscal 2021		Fiscal 2020
			Change
Gross Profits	1	122,327	(7,213)	129,541
Domestic Gross Profits	2	122,137	4,058	118,078
Net Interest Income	3	18,806	(7,407)	26,213
Fiduciary Income	4	61,028	5,065	55,962
Trust Fees for Jointly Operated Designated Money Trust	5	3,955	(66)	4,022
Credit Costs for Trust Accounts (1)	6	—	—	—
Net Fee and Commission Income	7	42,585	8,582	34,003
Net Trading Income	8	(629)	(2,146)	1,517
Net Other Operating Income	9	346	(34)	381
International Gross Profits	10	190	(11,272)	11,463
Net Interest Income	11	514	(3,597)	4,111
Net Fee and Commission Income	12	(322)	147	(470)
Net Trading Income	13	(11)	(151)	140
Net Other Operating Income	14	10	(7,671)	7,682
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(79,882)	2,104	(81,987)
Expense Ratio	16	65.3%	2.0%	63.2%
Personnel Expenses	17	(37,992)	779	(38,772)
Non-Personnel Expenses	18	(38,053)	1,621	(39,674)
Premium for Deposit Insurance	19	(1,115)	157	(1,273)
Miscellaneous Taxes	20	(3,837)	(296)	(3,541)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	42,445	(5,108)	47,554
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	22	42,437	2,853	39,584
Excluding Net Gains (Losses) from redemption of Investment Trusts	23	42,428	3,373	39,054

Reversal of (Provision for) General Reserve for Losses on Loans	24	—	315	(315)

Net Business Profits	25	42,445	(4,793)	47,238
Net Gains (Losses) related to Bonds	26	7	(7,962)	7,969

Net Non-Recurring Gains (Losses)	27	8,150	11,456	(3,305)
Net Gains (Losses) related to Stocks	28	3,720	848	2,871
Expenses related to Portfolio Problems	29	(75)	117	(192)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30	716	716	0
Other	31	3,789	9,774	(5,984)

Ordinary Profits	32	50,595	6,662	43,933

Net Extraordinary Gains (Losses)	33	7,298	(7,657)	14,956
Net Gains (Losses) on Disposition of Fixed Assets	34	(264)	949	(1,213)
Losses on Impairment of Fixed Assets	35	(179)	253	(433)
Gains on Cancellation of Employee Retirement Benefit Trust	36	7,742	(2,623)	10,365
Accumulation (Amortization) of Unrecognized Prior Service Cost	37	—	(6,569)	6,569
Losses on Transfer to Defined Contribution Pension Plan	38	—	331	(331)
Income before Income Taxes	39	57,894	(994)	58,889
Income Taxes - Current	40	(10,651)	(2,078)	(8,573)
- Deferred	41	(4,559)	1,368	(5,928)

Net Income	42	42,683	(1,704)	44,388

(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].

(2)  Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[22] =Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[21]-Net Gains (Losses) related to Bonds[26]

Credit-related Costs	43	640	1,148	(507)

Credit-related Costs [43]   =  Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Reserve for Losses on Loans [24]
+ Gains on Reversal of Reserves for Possible Losses on Loans, and others [30] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	44	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	45	801	1,116	(315)
Losses on Write-offs of Loans	46	(70)	(70)	(0)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	47	(89)	102	(191)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	48	—	—	—
Reversal of (Provision for) Reserve for Contingencies	49	—	—	—
Other (including Losses on Sales of Loans)	50	—	—	—
Total	51	640	1,148	(507)

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
			Fiscal 2021		Fiscal 2020
Mizuho Bank				Change

Return on Interest-Earning Assets		1	0.39	0.00	0.39
Return on Loans and Bills Discounted *1		2	0.74	0.01	0.72
Return on Securities		3	0.36	0.09	0.26
Cost of Funding (including Expenses)		4	0.52	(0.03)	0.56
Cost of Deposits (including Expenses)		5	0.54	(0.03)	0.57
Cost of Deposits *2		6	0.00	(0.00)	0.00
Cost of Other External Liabilities		7	0.29	(0.11)	0.41

Net Interest Margin	(1)-(4)	8	(0.13)	0.04	(0.17)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.20	0.04	0.15
Loan and Deposit Rate Margin	(2)-(6)	10	0.74	0.01	0.72

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		11	0.75	0.00	0.75
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.21	0.03	0.17
Loan and Deposit Rate Margin	(11)-(6)	13	0.75	0.00	0.74

			(%)
			Fiscal 2021		Fiscal 2020
Mizuho Trust & Banking				Change

Return on Interest-Earning Assets		14	0.49	(0.09)	0.58
Return on Loans and Bills Discounted *1		15	0.59	0.01	0.57
Return on Securities		16	2.13	(1.22)	3.35
Cost of Funding		17	0.13	0.01	0.11
Cost of Deposits *2		18	0.01	(0.00)	0.01

Net Interest Margin	(14)-(17)	19	0.36	(0.10)	0.46
Loan and Deposit Rate Margin	(15)-(18)	20	0.58	0.01	0.56

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	0.60	(0.00)	0.60
Loan and Deposit Rate Margin	(21)-(18)	22	0.59	(0.00)	0.59

(Reference)			(%)
			Fiscal 2021		Fiscal 2020
Aggregate Figures for the 2 Banks				Change

Return on Loans and Bills Discounted *1		23	0.73	0.01	0.71
Cost of Deposits *2		24	0.00	(0.00)	0.00

Loan and Deposit Rate Margin	(23)-(24)	25	0.73	0.01	0.71

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	0.74	0.00	0.74
Loan and Deposit Rate Margin	(26)-(24)	27	0.74	0.00	0.73

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2021				Fiscal 2020
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	187,127,354	0.60	7,433,160	(0.03)	179,694,193	0.63
Loans and Bills Discounted	82,642,328	0.93	(2,160,702)	(0.03)	84,803,030	0.97
Securities	42,818,698	0.60	2,950,523	0.03	39,868,174	0.57

Source of Funds	186,854,774	0.13	8,444,261	(0.07)	178,410,512	0.20
Deposits	129,447,977	0.02	(953,646)	(0.05)	130,401,624	0.08
NCDs	19,996,613	0.06	3,857,726	(0.09)	16,138,886	0.16

(Domestic Operations)

Use of Funds	126,977,255	0.39	6,017,817	0.00	120,959,437	0.39
Loans and Bills Discounted	52,282,666	0.73	(1,576,455)	0.01	53,859,122	0.71
Securities	27,385,169	0.36	2,362,439	0.09	25,022,730	0.26

Source of Funds	125,551,077	0.04	5,934,571	(0.00)	119,616,506	0.04
Deposits	100,299,405	0.00	343,162	(0.00)	99,956,243	0.00
NCDs	13,384,502	0.00	3,462,804	(0.00)	9,921,697	0.00

(International Operations)

Use of Funds	64,008,337	0.99	3,265,123	(0.12)	60,743,214	1.11
Loans and Bills Discounted	30,359,661	1.29	(584,246)	(0.13)	30,943,908	1.42
Securities	15,433,528	1.04	588,084	(0.03)	14,845,444	1.08

Source of Funds	65,161,934	0.30	4,359,470	(0.20)	60,802,464	0.51
Deposits	29,148,571	0.11	(1,296,808)	(0.24)	30,445,380	0.36
NCDs	6,612,111	0.17	394,922	(0.22)	6,217,189	0.40

2-6

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)
	(Millions of yen, %)
	Fiscal 2021				Fiscal 2020
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	5,253,176	0.50	(709,284)	(0.15)	5,962,461	0.65
Loans and Bills Discounted	3,233,280	0.60	(231,576)	(0.00)	3,464,856	0.61
Securities	238,061	2.06	(333,777)	(0.64)	571,839	2.71

Source of Funds	5,242,473	0.13	(790,516)	(0.00)	6,032,989	0.14
Deposits	2,773,797	0.01	(314,536)	(0.00)	3,088,333	0.01
NCDs	689,023	0.00	91,765	(0.00)	597,258	0.00

(Domestic Operations)

Use of Funds	5,218,775	0.49	(404,568)	(0.09)	5,623,344	0.58
Loans and Bills Discounted	3,190,763	0.59	(157,507)	0.01	3,348,271	0.58
Securities	229,807	2.13	(104,146)	(1.22)	333,954	3.35

Source of Funds	5,207,746	0.13	(463,558)	0.01	5,671,305	0.11
Deposits	2,769,934	0.01	(314,680)	(0.00)	3,084,615	0.01
NCDs	689,023	0.00	91,765	(0.00)	597,258	0.00

(International Operations)

Use of Funds	60,512	1.03	(317,712)	(0.58)	378,225	1.61
Loans and Bills Discounted	42,516	1.40	(74,068)	(0.14)	116,584	1.55
Securities	8,253	0.26	(229,631)	(1.53)	237,884	1.80

Source of Funds	60,839	0.18	(339,954)	(0.31)	400,794	0.50
Deposits	3,862	0.01	144	(0.08)	3,718	0.09
NCDs	—	—	—	—	—	—

2-7

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	Fiscal 2021		Fiscal 2020
		Change
Net Gains (Losses) related to Bonds	(52,447)	(54,065)	1,618
Gains on Sales and Others	116,650	(1,098)	117,748
Losses on Sales and Others	(165,477)	(49,114)	(116,363)
Impairment (Devaluation)	(1,382)	1,949	(3,332)
Reversal of (Provision for) Reserve for Possible Losses on Investments	0	1	(0)
Gains (Losses) on Derivatives other than for Trading	(2,237)	(5,804)	3,567

	Fiscal 2021		Fiscal 2020
		Change
Net Gains (Losses) related to Stocks	(43,846)	(55,972)	12,125
Gains on Sales	219,155	14,862	204,293
Losses on Sales	(189,598)	(42,140)	(147,457)
Impairment (Devaluation)	(41,652)	(35,836)	(5,815)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(106)	(106)	—
Gains (Losses) on Derivatives other than for Trading	(31,644)	7,249	(38,893)

Non-Consolidated Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2021		Fiscal 2020
		Change
Net Gains (Losses) related to Bonds	(49,462)	(52,977)	3,515
Gains on Sales and Others	119,916	(739)	120,655
Losses on Sales and Others	(165,750)	(48,345)	(117,405)
Impairment (Devaluation)	(1,382)	1,930	(3,312)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2,246)	(5,823)	3,577

	Fiscal 2021		Fiscal 2020
		Change
Net Gains (Losses) related to Stocks	(47,402)	(35,100)	(12,301)
Gains on Sales	210,720	25,962	184,757
Losses on Sales	(186,047)	(40,464)	(145,582)
Impairment (Devaluation)	(40,323)	(27,741)	(12,581)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(106)	(106)	—
Gains (Losses) on Derivatives other than for Trading	(31,644)	7,249	(38,893)

2-8

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen)
	Fiscal 2021		Fiscal 2020
		Change
Net Gains (Losses) related to Bonds	(49,469)	(45,015)	(4,454)
Gains on Sales and Others	119,905	10,873	109,032
Losses on Sales and Others	(165,746)	(51,821)	(113,924)
Impairment (Devaluation)	(1,382)	1,926	(3,308)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2,246)	(5,992)	3,746

	Fiscal 2021		Fiscal 2020
		Change
Net Gains (Losses) related to Stocks	(51,123)	(35,949)	(15,173)
Gains on Sales	206,583	35,904	170,679
Losses on Sales	(185,786)	(45,239)	(140,546)
Impairment (Devaluation)	(40,169)	(29,294)	(10,875)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(106)	(106)	—
Gains (Losses) on Derivatives other than for Trading	(31,644)	2,786	(34,431)

Mizuho Trust & Banking

	(Millions of yen)
	Fiscal 2021		Fiscal 2020
		Change
Net Gains (Losses) related to Bonds	7	(7,962)	7,969
Gains on Sales and Others	11	(11,612)	11,623
Losses on Sales and Others	(4)	3,476	(3,480)
Impairment (Devaluation)	—	4	(4)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	169	(169)

	Fiscal 2021		Fiscal 2020
		Change
Net Gains (Losses) related to Stocks	3,720	848	2,871
Gains on Sales	4,136	(9,941)	14,077
Losses on Sales	(261)	4,774	(5,036)
Impairment (Devaluation)	(153)	1,552	(1,706)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	—	4,462	(4,462)

2-9

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of March 31, 2022				As of March 31, 2021
	Book Value (= Fair Value)	Unrealized Gains/Losses			Book Value (= Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Other Securities	42,065,723	990,184	1,593,785	603,600	42,534,848	1,603,253	1,989,800	386,547
Japanese Stocks	2,577,310	1,499,915	1,538,391	38,475	2,865,985	1,698,265	1,744,614	46,348
Japanese Bonds	28,620,413	(52,186)	19,799	71,986	24,145,048	(44,978)	24,765	69,743
Japanese Government Bonds	25,158,730	(30,543)	7,495	38,039	20,920,582	(31,717)	3,583	35,301
Other	10,867,999	(457,544)	35,593	493,138	15,523,814	(50,033)	220,421	270,454
Foreign Bonds	8,937,594	(414,292)	2,316	416,609	12,433,912	(33,009)	66,678	99,687

*   In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

*   The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.

*   Unrealized Gains/Losses include ¥27,448 million and ¥32,481 million, which were recognized in the statement of income for March 31, 2022 and March 31, 2021, respectively, by applying the fair-value hedge accounting. As a result, the base amounts to be recorded directly to Net Assets after necessary consolidation adjustments as of March 31, 2022 and March 31, 2021 are ¥962,735 million and ¥1,570,772 million, respectively.

*   Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment as of March 31, 2022 and March 31, 2021 are ¥126,280 million and ¥1,646 million, respectively.

*   Unrealized Gains/Losses on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge accounting, including translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships) as of March 31, 2022 and March 31, 2021 are ¥719,822 million and ¥1,132,460 million, respectively.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of March 31, 2022				As of March 31, 2021
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Bonds Held to Maturity	1,517,583	(52,007)	5,336	57,343	885,529	18,069	21,225	3,155

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2022				As of March 31, 2021
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(= Fair Value)		Gains	Losses	(= Fair Value)		Gains	Losses
Other Securities	41,483,698	919,942	1,525,116	605,173	41,388,529	1,527,548	1,915,021	387,472
Japanese Stocks	2,497,331	1,432,316	1,473,018	40,701	2,779,891	1,624,579	1,673,165	48,585
Japanese Bonds	28,603,457	(52,190)	19,795	71,986	24,125,549	(44,985)	24,758	69,743
Japanese Government Bonds	25,147,531	(30,545)	7,493	38,039	20,909,339	(31,722)	3,578	35,301
Other	10,382,908	(460,182)	32,302	492,484	14,483,088	(52,045)	217,097	269,142
Foreign Bonds	8,487,969	(414,822)	1,198	416,020	12,031,174	(32,575)	65,800	98,375

Mizuho Bank
Other Securities	41,243,397	846,893	1,446,756	599,863	41,113,338	1,441,229	1,826,408	385,178
Japanese Stocks	2,349,073	1,360,494	1,395,908	35,413	2,625,643	1,539,526	1,585,832	46,306
Japanese Bonds	28,517,031	(52,979)	18,984	71,964	24,010,684	(45,887)	23,842	69,729
Japanese Government Bonds	25,147,531	(30,545)	7,493	38,039	20,879,330	(31,720)	3,578	35,299
Other	10,377,292	(460,620)	31,864	492,484	14,477,009	(52,409)	216,733	269,142
Foreign Bonds	8,487,969	(414,822)	1,198	416,020	12,031,174	(32,575)	65,800	98,375

Mizuho Trust & Banking
Other Securities	240,300	73,048	78,359	5,310	275,190	86,318	88,612	2,293
Japanese Stocks	148,258	71,822	77,109	5,287	154,247	85,052	87,332	2,279
Japanese Bonds	86,426	788	811	22	114,865	901	915	13
Japanese Government Bonds	—	—	—	—	30,009	(1)	—	1
Other	5,616	437	437	0	6,078	364	364	0
Foreign Bonds	—	—	—	—	—	—	—	—

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*

The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.

*

Unrealized Gains/Losses include ¥27,448 million and ¥32,481 million, which were recognized in the statement of income (aggregate figures for the 2 banks) for March 31, 2022 and March 31, 2021, respectively, by applying the fair-value hedge accounting. As a result, the base amounts to be recorded directly to Net Assets after necessary adjustments (aggregate figures for the 2 banks) as of March 31, 2022 and March 31, 2021 are ¥892,494 million and ¥1,495,067 million, respectively.

*

Other Securities mainly including Foreign Bonds are hedged by using derivative instruments, which apply the deferred method of hedge accounting. Deferred Hedge Gains/Losses before tax adjustment (aggregate figures for the 2 banks) as of March 31, 2022 and March 31, 2021 are ¥126,280 million and ¥1,646 million, respectively.

*

Unrealized Gains/Losses on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge accounting including translation differences and others regarding stocks and others without a quoted market price and Investments in Partnerships) as of March 31, 2022 and March 31, 2021 are as follows.

	(Millions of yen)
	As of March 31, 2022	As of March 31, 2021
Aggregate Figures	654,388	1,076,333
Mizuho Bank	596,706	1,009,001
Mizuho Trust & Banking	57,681	67,331

2-10

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2022				As of March 31, 2021
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	1,517,583	(52,007)	5,336	57,343	885,529	18,069	21,225	3,155
Mizuho Bank	1,517,583	(52,007)	5,336	57,343	885,529	18,069	21,225	3,155
Mizuho Trust & Banking	—	—	—	—	—	—	—	—
(3) Investment in Subsidiaries and Affiliates Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2022				As of March 31, 2021
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	108,996	311,957	312,302	345	135,771	286,554	286,573	19
Mizuho Bank	108,996	311,957	312,302	345	135,771	286,554	286,573	19
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge accounting. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after necessary adjustments. The base amounts are as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2022		As of March 31, 2021
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	962,735	(608,036)	1,570,772
Japanese Stocks	1,472,467	(193,316)	1,665,784
Japanese Bonds	(52,186)	(7,208)	(44,978)
Japanese Government Bonds	(30,543)	1,174	(31,717)
Other	(457,544)	(407,511)	(50,033)
Foreign Bonds	(414,293)	(381,283)	(33,009)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2022		As of March 31, 2021
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	892,494	(602,573)	1,495,067
Japanese Stocks	1,404,868	(187,230)	1,592,098
Japanese Bonds	(52,190)	(7,205)	(44,985)
Japanese Government Bonds	(30,545)	1,176	(31,722)
Other	(460,183)	(408,137)	(52,045)
Foreign Bonds	(414,822)	(382,247)	(32,575)

2-11

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of March 31, 2022				Change				Maturity as of March 31, 2021
	Within 1 year	1- 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	19,791.3	6,438.0	2,189.5	640.4	3,929.8	29.9	550.4	(25.4)	15,861.4	6,408.1	1,639.1	665.9
Japanese Government Bonds	19,322.9	4,522.4	1,638.6	105.0	3,875.5	(321.5)	633.6	50.0	15,447.4	4,843.9	1,005.0	55.0
Japanese Local Government Bonds	27.2	220.1	166.7	7.4	(27.7)	1.3	(4.5)	(11.1)	54.9	218.7	171.3	18.5
Japanese Corporate Bonds	441.1	1,695.5	384.2	528.0	82.0	350.0	(78.6)	(64.3)	359.1	1,345.4	462.8	592.4
Other	2,369.4	1,697.1	1,984.3	4,242.6	(262.0)	(1,119.5)	(57.6)	(1,333.7)	2,631.5	2,816.7	2,041.9	5,576.4

Mizuho Bank

Japanese Bonds	19,791.0	6,365.4	2,176.8	640.4	3,962.6	17.9	557.9	(25.4)	15,828.3	6,347.4	1,618.9	665.9
Japanese Government Bonds	19,322.9	4,522.4	1,638.6	105.0	3,905.5	(321.5)	633.6	50.0	15,417.4	4,843.9	1,005.0	55.0
Japanese Local Government Bonds	27.2	220.1	166.7	7.4	(27.7)	1.3	(4.5)	(11.1)	54.9	218.7	171.3	18.5
Japanese Corporate Bonds	440.7	1,622.9	371.4	528.0	84.7	338.1	(71.1)	(64.3)	355.9	1,284.8	442.6	592.4
Other	2,368.8	1,692.1	1,981.7	4,242.6	(262.1)	(1,120.3)	(58.2)	(1,333.7)	2,630.9	2,812.5	2,040.0	5,576.4

Mizuho Trust & Banking

Japanese Bonds	0.3	72.5	12.7	—	(32.7)	11.9	(7.4)	—	33.1	60.6	20.2	—
Japanese Government Bonds	—	—	—	—	(30.0)	—	—	—	30.0	—	—	—
Japanese Local Government Bonds	—	—	—	—	—	—	—	—	—	—	—	—
Japanese Corporate Bonds	0.3	72.5	12.7	—	(2.7)	11.9	(7.4)	—	3.1	60.6	20.2	—
Other	0.5	5.0	2.5	—	0.0	0.7	0.5	—	0.5	4.2	1.9	—

2-12

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

•	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2022				Change				As of March 31, 2021
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	3,222.0	9,266.7	4,156.4	16,645.2	276.3	191.2	(1,422.6)	(955.0)	2,945.7	9,075.4	5,579.0	17,600.3
Receive Float / Pay Fixed	1,271.4	2,844.9	3,133.9	7,250.3	663.2	937.0	(133.9)	1,466.3	608.2	1,907.8	3,267.8	5,784.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	4,493.5	12,111.7	7,290.3	23,895.6	939.5	1,128.3	(1,556.6)	511.2	3,553.9	10,983.3	8,846.9	23,384.3

Mizuho Bank

Receive Fixed / Pay Float	3,222.0	9,266.7	4,156.4	16,645.2	276.3	191.2	(1,412.6)	(945.0)	2,945.7	9,075.4	5,569.0	17,590.3
Receive Float / Pay Fixed	1,271.4	2,744.9	2,778.9	6,795.3	663.2	907.0	(123.9)	1,446.3	608.2	1,837.8	2,902.8	5,349.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	4,493.5	12,011.7	6,935.3	23,440.6	939.5	1,098.3	(1,536.6)	501.2	3,553.9	10,913.3	8,471.9	22,939.3

Mizuho Trust & Banking

Receive Fixed / Pay Float	—	—	—	—	—	—	(10.0)	(10.0)	—	—	10.0	10.0
Receive Float / Pay Fixed	—	100.0	355.0	455.0	—	30.0	(10.0)	20.0	—	70.0	365.0	435.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	100.0	355.0	455.0	—	30.0	(20.0)	10.0	—	70.0	375.0	445.0

(Reference)

Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of March 31, 2022			Change			As of March 31, 2021
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	1,336.0	1,451.7	(115.7)	157.5	312.8	(155.2)	1,178.4	1,138.9	39.5
Mizuho Bank	1,320.4	1,435.8	(115.3)	151.5	310.2	(158.6)	1,168.8	1,125.5	43.2
Mizuho Trust & Banking	15.5	15.9	(0.3)	5.9	2.5	3.3	9.6	13.3	(3.7)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes and others.

2-13

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		Fiscal 2021	Change	Fiscal 2020
Retirement Benefit Obligations	(A)	1,069,848	(55,913)	1,125,762
Discount Rate (%)		(0.00)~1.05		(0.07)~0.82

Total Fair Value of Plan Assets	(B)	1,800,159	(313,199)	2,113,359
Unrecognized Actuarial Differences	(C)	(228,027)	169,699	(397,727)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits	(B)+ (C)-(A)	502,283	(87,586)	589,869

Mizuho Bank

Retirement Benefit Obligations	(A)	938,002	(49,977)	987,980
Discount Rate (%)		(0.00)~1.05		(0.07)~0.82

Total Fair Value of Plan Assets	(B)	1,576,015	(275,050)	1,851,065
Unrecognized Actuarial Differences	(C)	(197,401)	141,516	(338,917)
Prepaid Pension Cost	(B)+ (C)-(A)	440,611	(83,556)	524,167

Mizuho Trust & Banking

Retirement Benefit Obligations	(A)	131,845	(5,936)	137,781
Discount Rate (%)		(0.00)~1.05		(0.07)~0.82

Total Fair Value of Plan Assets	(B)	224,144	(38,148)	262,293
Unrecognized Actuarial Differences	(C)	(30,626)	28,182	(58,809)
Prepaid Pension Cost/Reserve for Employee Retirement Benefits	(B)+ (C)-(A)	61,672	(4,029)	65,701

2-14

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2021	Change	Fiscal 2020
Service Cost	(20,278)	3,501	(23,779)
Interest Cost	(3,258)	153	(3,412)
Expected Return on Plan Assets	30,057	(4,694)	34,752
Accumulation (Amortization) of Unrecognized Actuarial Differences	48,056	22,842	25,213
Accumulation (Amortization) of Unrecognized Prior Service Cost	—	(52,391)	52,391
Gains on Cancellation of Employee Retirement Benefit Trust	74,254	(2,742)	76,996
Losses on Transfer to Defined Contribution Pension Plan	—	2,519	(2,519)
Other	(8,309)	(186)	(8,122)

Total	120,522	(30,997)	151,520

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost, Gains on Cancellation of Employee Retirement Benefit Trust and Losses on Transfer to

Defined Contribution Pension Plan are recorded to Extraordinary Gains (Losses).

Mizuho Bank

	(Millions of yen)
	Fiscal 2021	Change	Fiscal 2020
Service Cost	(17,046)	2,983	(20,030)
Interest Cost	(2,856)	138	(2,994)
Expected Return on Plan Assets	26,796	(4,344)	31,140
Accumulation (Amortization) of Unrecognized Actuarial Differences	42,270	19,495	22,775
Accumulation (Amortization) of Unrecognized Prior Service Cost	—	(45,822)	45,822
Gains on Cancellation of Employee Retirement Benefit Trust	66,511	(118)	66,630
Losses on Transfer to Defined Contribution Pension Plan	—	2,187	(2,187)
Other	(7,501)	(353)	(7,147)

Total	108,173	(25,835)	134,008

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost, Gains on Cancellation of Employee Retirement Benefit Trust and Losses on Transfer to

Defined Contribution Pension Plan are recorded to Extraordinary Gains (Losses).

Mizuho Trust & Banking

	(Millions of yen)
	Fiscal 2021	Change	Fiscal 2020
Service Cost	(3,231)	518	(3,749)
Interest Cost	(402)	15	(418)
Expected Return on Plan Assets	3,261	(350)	3,611
Accumulation (Amortization) of Unrecognized Actuarial Differences	5,785	3,347	2,438
Accumulation (Amortization) of Unrecognized Prior Service Cost	—	(6,569)	6,569
Gains on Cancellation of Employee Retirement Benefit Trust	7,742	(2,623)	10,365
Losses on Transfer to Defined Contribution Pension Plan	—	331	(331)
Other	(807)	166	(974)

Total	12,348	(5,162)	17,511

Note: Accumulation (Amortization) of Unrecognized Prior Service Cost, Gains on Cancellation of Employee Retirement Benefit Trust and Losses on Transfer to

Defined Contribution Pension Plan are recorded to Extraordinary Gains (Losses).

2-15

Mizuho Financial Group, Inc.

Consolidated

Retirement Benefit Obligations

		(Millions of yen)
		As of March 31, 2022	Change	As of March 31, 2021
Retirement Benefit Obligations	(A)	1,278,926	(56,963)	1,335,890
Fair Value of Plan Assets	(B)	2,070,370	(303,579)	2,373,949
Unrecognized Actuarial Differences	(C)	(243,853)	165,825	(409,679)
Net Defined Benefit Asset	(D)	863,217	(245,890)	1,109,107
Net Defined Benefit Liability	(A)-(B)+(D)	71,774	725	71,049
Income (Expenses) related to Employee Retirement Benefits
		(Millions of yen)
		Fiscal 2021	Change	Fiscal 2020
Service Cost		(32,421)	4,682	(37,103)
Interest Cost		(4,169)	146	(4,315)
Expected Return on Plan Assets		34,951	(4,140)	39,092
Accumulation (Amortization) of Unrecognized Actuarial Differences		48,449	25,886	22,563
Accumulation (Amortization) of Unrecognized Prior Service Cost		(46)	(62,164)	62,117
Gains on Cancellation of Employee Retirement Benefit Trust		74,254	(2,742)	76,996
Losses on Transfer to Defined Contribution Pension Plan		—	3,320	(3,320)
Other		(12,298)	1,268	(13,567)

Total		108,721	(33,742)	142,463

Notes: (1)

Accumulation (Amortization) of Unrecognized Prior Service Cost, Gains on Cancellation of Employee Retirement Benefit Trust and Losses on Transfer to Defined Contribution Pension Plan that arose in Fiscal 2020, except for a portion thereof, are recorded to Extraordinary Gains (Losses) (¥135,852 million).

(2)	Gains on Cancellation of Employee Retirement Benefit Trust in Fiscal 2021 is recorded to Extraordinary Gains.

2-16

Mizuho Financial Group, Inc.

9. Capital Ratio

Mizuho Financial Group

International Standard

	Consolidated		(%, Billions of yen)
	As of March 31, 2022 (Preliminary)	Change	As of March 31, 2021
(1) Total Capital Ratio	17.53	0.66	16.87
(2) Tier 1 Capital Ratio	15.00	0.63	14.37
(3) Common Equity Tier 1 Capital Ratio	12.46	0.83	11.63
(4) Total Capital	11,351.6	(33.7)	11,385.3
(5) Tier 1 Capital	9,713.2	11.3	9,701.9
(6) Common Equity Tier 1 Capital	8,067.2	217.3	7,849.9
(7) Risk weighted Assets	64,730.4	(2,751.5)	67,481.9
(8) Total Required Capital (7) X8%	5,178.4	(220.1)	5,398.5

Mizuho Bank International Standard

	Consolidated			Non-Consolidated
	As of March 31, 2022 (Preliminary)	Change	As of March 31, 2021	As of March 31, 2022 (Preliminary)
(1) Total Capital Ratio	17.02	0.45	16.57	16.88
(2) Tier 1 Capital Ratio	14.42	0.37	14.05	14.09
(3) Common Equity Tier 1 Capital Ratio	11.68	0.57	11.11	11.20
(4) Total Capital	10,150.6	(249.2)	10,399.9	9,483.8
(5) Tier 1 Capital	8,604.5	(214.2)	8,818.7	7,919.9
(6) Common Equity Tier 1 Capital	6,968.7	(3.1)	6,971.8	6,293.6
(7) Risk weighted Assets	59,638.6	(3,095.3)	62,734.0	56,178.1
(8) Total Required Capital (7) X8%	4,771.0	(247.6)	5,018.7	4,494.2

Mizuho Trust & Banking International Standard

	Consolidated			Non-Consolidated
	As of March 31, 2022 (Preliminary)	Change	As of March 31, 2021	As of March 31, 2022 (Preliminary)
(1) Total Capital Ratio	25.18	(3.76)	28.94	24.40
(2) Tier 1 Capital Ratio	25.18	(3.76)	28.94	24.40
(3) Common Equity Tier 1 Capital Ratio	25.18	(3.76)	28.94	24.40
(4) Total Capital	442.5	(84.1)	526.6	425.8
(5) Tier 1 Capital	442.4	(84.1)	526.5	425.7
(6) Common Equity Tier 1 Capital	442.4	(84.1)	526.5	425.7
(7) Risk weighted Assets	1,756.9	(62.2)	1,819.1	1,744.6
(8) Total Required Capital (7) X8%	140.5	(4.9)	145.5	139.5

2-17

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non Performing Loans based on the Banking Act (“BA”) and the Financial Reconstruction Act (“FRA”)

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen)
	As of March 31, 2022		As of March 31, 2021
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	50,846	(4,659)	55,506
Claims with Collection Risk	722,222	312,480	409,742
Claims for Special Attention	354,034	(23,550)	377,584
Loans Past Due for 3 Months or More	2,498	1,963	534
Restructured Loans	351,535	(25,513)	377,049
Sub-total[1]	1,127,104	284,271	842,832
Normal Claims	96,224,900	3,038,102	93,186,798

Total[2]	97,352,004	3,322,373	94,029,630

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	108,874	(7,495)	116,369

	(%)
NPL ratio[1]/[2]	1.15	0.26	0.89

Trust Account
	(Millions of yen)
	As of March 31, 2022		As of March 31, 2021
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[3]	—	—	—
Normal Claims	3,825	(962)	4,787

Total[4]	3,825	(962)	4,787

	(%)
NPL ratio[3]/[4]	—	—	—

2-18

Mizuho Financial Group, Inc.

Consolidated + Trust Account
	(Millions of yen)
	As of March 31, 2022		As of March 31, 2021
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	50,846	(4,659)	55,506
Claims with Collection Risk	722,222	312,480	409,742
Claims for Special Attention	354,034	(23,550)	377,584
Loans Past Due for 3 Months or More	2,498	1,963	534
Restructured Loans	351,535	(25,513)	377,049
Sub-total[5]	1,127,104	284,271	842,832
Normal Claims	96,228,725	3,037,140	93,191,585

Total[6]	97,355,829	3,321,411	94,034,418

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	108,874	(7,495)	116,369

	(%)
NPL ratio[5]/[6]	1.15	0.26	0.89

Trust account represents trust accounts that guarantee principals in the agreement.

2-19

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Millions of yen)
	As of March 31, 2022	Change	As of March 31, 2021
Claims against Bankrupt and Substantially Bankrupt Obligors	41,109	(7,610)	48,720
Claims with Collection Risk	726,007	314,954	411,052
Claims for Special Attention	318,564	(14,439)	333,004
Loans Past Due for 3 Months or More	2,497	1,962	534
Restructured Loans	316,066	(16,402)	332,469
Sub-total[1]	1,085,681	292,904	792,777
Normal Claims	97,933,539	2,789,163	95,144,375

Total[2]	99,019,221	3,082,068	95,937,152

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	105,413	(6,252)	111,666

	(%)
NPL ratio[1]/[2]	1.09	0.27	0.82

Mizuho Bank

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	40,761	(7,678)	48,440
Claims with Collection Risk	714,801	310,160	404,640
Claims for Special Attention	316,984	(15,573)	332,557
Loans Past Due for 3 Months or More	2,473	1,939	534
Restructured Loans	314,510	(17,512)	332,022
Sub-total[3]	1,072,547	286,908	785,638
Normal Claims	94,734,910	2,966,020	91,768,889

Total[4]	95,807,457	3,252,929	92,554,528

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	105,202	(6,247)	111,450

	(%)
NPL ratio[3]/[4]	1.11	0.27	0.84

2-20

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

(Banking Account)

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	348	68	280
Claims with Collection Risk	11,206	4,793	6,412
Claims for Special Attention	1,580	1,133	446
Loans Past Due for 3 Months or More	23	23	—
Restructured Loans	1,556	1,109	446
Sub-total[5]	13,134	5,995	7,138
Normal Claims	3,194,804	(175,894)	3,370,698

Total[6]	3,207,938	(169,898)	3,377,837

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	210	(5)	216

	(%)
NPL ratio[5]/[6]	0.40	0.19	0.21

(Trust Account)
	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	—	—
Claims for Special Attention	—	—	—
Loans Past Due for 3 Months or More	—	—	—
Restructured Loans	—	—	—
Sub-total[7]	—	—	—
Normal Claims	3,825	(962)	4,787

Total[8]	3,825	(962)	4,787

	(%)
NPL ratio[7]/[8]	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-21

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of March 31, 2022	Change	As of March 31, 2021
Reserves for Possible Losses on Loans	783,886	208,313	575,572
General Reserve for Possible Losses on Loans	269,140	(113,921)	383,062
Specific Reserve for Possible Losses on Loans	460,013	268,804	191,208
Reserve for Possible Losses on Loans to Restructuring Countries	54,732	53,430	1,301

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	109,122	(7,712)	116,834

Non-Consolidated Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of March 31, 2022	Change	As of March 31, 2021
Reserves for Possible Losses on Loans	817,249	276,952	540,297
General Reserve for Possible Losses on Loans	250,482	(114,434)	364,916
Specific Reserve for Possible Losses on Loans	512,034	337,956	174,078
Reserve for Possible Losses on Loans to Restructuring Countries	54,732	53,430	1,301

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	105,413	(6,252)	111,666

Mizuho Bank

Reserves for Possible Losses on Loans	814,778	278,677	536,101
General Reserve for Possible Losses on Loans	248,435	(113,633)	362,068
Specific Reserve for Possible Losses on Loans	511,610	338,880	172,730
Reserve for Possible Losses on Loans to Restructuring Countries	54,732	53,430	1,301

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	105,202	(6,247)	111,450

Mizuho Trust & Banking

Reserves for Possible Losses on Loans	2,470	(1,725)	4,196
General Reserve for Possible Losses on Loans	2,046	(801)	2,847
Specific Reserve for Possible Losses on Loans	424	(924)	1,348
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	210	(5)	216

Reserve for Possible Losses on Entrusted Loans (¥12 million and ¥15 million for March 31, 2022 and March 31, 2021, respectively) is not included in the above figures for Trust Account.

2-22

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non Performing Loans based on the BA and the FRA

Consolidated

	(%)
	As of March 31, 2022	Change	As of March 31, 2021
Mizuho Financial Group	69.54	1.25	68.29
Above figures are presented net of partial direct write-offs.

Non-Consolidated
	(%)
	As of March 31, 2022	Change	As of March 31, 2021
Total	75.27	7.12	68.15
Mizuho Bank	75.96	7.72	68.23
Mizuho Trust & Banking (Banking Account)	18.81	(39.96)	58.77

Above figures are presented net of partial direct write-offs.

2-23

Mizuho Financial Group, Inc.

4. Coverage on Non Performing Loans based on the BA and the FRA

Non-Consolidated

(1) Non Performing Loans based on the BA and the FRA and Coverage Amount

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2022	Change	As of March 31, 2021
Claims against Bankrupt and Substantially Bankrupt Obligors	41.1	(7.6)	48.7
Collateral, Guarantees, and equivalent	35.4	(6.9)	42.3
Reserve for Possible Losses	5.6	(0.6)	6.3
Claims with Collection Risk	726.0	314.9	411.0
Collateral, Guarantees, and equivalent	164.8	0.1	164.7
Reserve for Possible Losses	438.9	271.2	167.6
Claims for Special Attention	318.5	(14.4)	333.0
Collateral, Guarantees, and equivalent	93.5	(7.3)	100.9
Reserve for Possible Losses	52.2	(5.2)	57.5
Total	1,085.6	292.9	792.7
Collateral, Guarantees, and equivalent	293.8	(14.1)	308.0
Reserve for Possible Losses	496.9	265.3	231.6

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	40.7	(7.6)	48.4
Collateral, Guarantees, and equivalent	35.0	(6.9)	42.0
Reserve for Possible Losses	5.6	(0.6)	6.3
Claims with Collection Risk	714.8	310.1	404.6
Collateral, Guarantees, and equivalent	154.2	(6.2)	160.5
Reserve for Possible Losses	438.5	272.2	166.3
Claims for Special Attention	316.9	(15.5)	332.5
Collateral, Guarantees, and equivalent	93.4	(7.4)	100.8
Reserve for Possible Losses	51.9	(5.4)	57.4
Total	1,072.5	286.9	785.6
Collateral, Guarantees, and equivalent	282.7	(20.6)	303.4
Reserve for Possible Losses	496.2	266.0	230.1

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.3	0.0	0.2
Collateral, Guarantees, and equivalent	0.3	0.0	0.2
Reserve for Possible Losses	—	—	—
Claims with Collection Risk	11.2	4.7	6.4
Collateral, Guarantees, and equivalent	10.6	6.3	4.2
Reserve for Possible Losses	0.4	(0.9)	1.3
Claims for Special Attention	1.5	1.1	0.4
Collateral, Guarantees, and equivalent	0.1	0.0	0.0
Reserve for Possible Losses	0.2	0.2	0.0
Total	13.1	5.9	7.1
Collateral, Guarantees, and equivalent	11.0	6.5	4.5
Reserve for Possible Losses	0.7	(0.7)	1.4

Reference: Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Total	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

Trust account represents trust accounts that guarantee principals in the agreement.

2-24

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2022	Change	As of March 31, 2021

Coverage Amount	790.7	251.1	539.6
Reserves for Possible Losses on Loans	496.9	265.3	231.6
Collateral, Guarantees, and equivalent	293.8	(14.1)	308.0

	(%)
Coverage Ratio	72.8	4.7	68.0
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	83.1	2.2	80.8
Claims for Special Attention	45.7	(1.8)	47.5
Claims against Special Attention Obligors	46.8	3.4	43.3

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	78.2	10.1	68.0
Claims for Special Attention	23.2	(1.5)	24.7
Claims against Special Attention Obligors	25.3	(3.4)	28.7

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	18.05	(4.80)	22.85
Claims against Watch Obligors excluding Special Attention Obligors	3.46	(1.40)	4.87
Claims against Normal Obligors	0.10	(0.00)	0.10

Mizuho Bank

	(Billions of yen)
Coverage Amount	778.9	245.3	533.6
Reserves for Possible Losses on Loans	496.2	266.0	230.1
Collateral, Guarantees, and equivalent	282.7	(20.6)	303.4

	(%)
Coverage Ratio	72.6	4.7	67.9
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	82.9	2.1	80.7
Claims for Special Attention	45.8	(1.7)	47.6
Claims against Special Attention Obligors	46.9	3.5	43.3

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	78.2	10.0	68.1
Claims for Special Attention	23.2	(1.5)	24.8
Claims against Special Attention Obligors	25.3	(3.3)	28.7

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	18.04	(4.81)	22.86
Claims against Watch Obligors excluding Special Attention Obligors	3.49	(1.43)	4.92
Claims against Normal Obligors	0.10	(0.00)	0.10

2-25

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of March 31, 2022	Change	As of March 31, 2021

Coverage Amount	11.7	5.7	5.9
Reserves for Possible Losses on Loans	0.7	(0.7)	1.4
Collateral, Guarantees, and equivalent	11.0	6.5	4.5

	(%)
Coverage Ratio	89.5	5.8	83.7
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	98.2	11.5	86.7
Claims for Special Attention	25.6	(3.8)	29.4
Claims against Special Attention Obligors	24.0	(2.3)	26.4

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	68.1	7.0	61.1
Claims for Special Attention	20.0	(0.2)	20.2
Claims against Special Attention Obligors	19.9	(0.1)	20.1

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	18.96	0.38	18.57
Claims against Watch Obligors excluding Special Attention Obligors	1.08	(0.57)	1.66
Claims against Normal Obligors	0.04	(0.02)	0.06

2-26

Mizuho Financial Group, Inc.

5. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes: 1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

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Mizuho Financial Group, Inc.

6. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the BA and the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2018	Fiscal 2019	Fiscal 2020	Fiscal 2021
	As of March 31, 2019	As of March 31, 2020	As of March 31, 2021	As of March 31, 2022
				MHBK	MHTB*	Aggregate Figures for the 2 Banks	Change from March 31, 2021
Claims against Bankrupt and Substantially Bankrupt Obligors	52.9	38.1	29.2	23.6	0.2	23.8	(5.3)
Claims with Collection Risk	347.6	214.6	164.1	133.7	1.0	134.7	(29.4)
Amount Categorized as above up to Fiscal 2018	400.6	252.7	193.4	157.3	1.2	158.6	(34.8)
of which the amount which was in the process of being removed from the balance sheet	40.8	32.4	26.5	25.0	(0.4)	24.5	(1.9)
Claims against Bankrupt and Substantially Bankrupt Obligors		12.8	4.4	4.7	—	4.7	0.3
Claims with Collection Risk		171.8	82.6	27.7	0.0	27.8	(54.8)
Amount Newly Categorized as above during Fiscal 2019		184.7	87.0	32.5	0.0	32.6	(54.4)
of which the amount which was in the process of being removed from the balance sheet		12.0	5.0	5.5	—	5.5	0.4
Claims against Bankrupt and Substantially Bankrupt Obligors			15.0	4.8	0.0	4.8	(10.1)
Claims with Collection Risk			164.2	89.4	3.0	92.5	(71.6)
Amount Newly Categorized as above during Fiscal 2020			179.2	94.2	3.1	97.3	(81.8)
of which the amount which was in the process of being removed from the balance sheet			13.6	2.7	0.0	2.7	(10.8)
Claims against Bankrupt and Substantially Bankrupt Obligors				7.4	0.1	7.6	7.6
Claims with Collection Risk				463.8	7.0	470.9	470.9
Amount Newly Categorized as above during Fiscal 2021				471.3	7.1	478.5	478.5
of which the amount which was in the process of being removed from the balance sheet				7.0	0.1	7.1	7.1
Claims against Bankrupt and Substantially Bankrupt Obligors	52.9	51.0	48.7	40.7	0.3	41.1	(7.6)
Claims with Collection Risk	347.6	386.5	411.0	714.8	11.2	726.0	314.9
Total	400.6	437.5	459.7	755.5	11.5	767.1	307.3
of which the amount which was in the process of being removed from the balance sheet	40.8	44.5	45.3	40.4	(0.3)	40.0	(5.2)

* Trust account represents trust accounts that guarantee principals in the agreement.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in Fiscal 2021

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(5.8)	(5.8)	—
Restructuring	(24.8)	(24.8)	—
Improvement in Business Performance due to Restructuring	(0.0)	—	(0.0)
Loan Sales	(21.4)	(21.4)	—
Direct Write-off	20.8	21.8	(1.0)
Other	(139.8)	(138.7)	(1.1)
Debt recovery	(112.6)	(111.8)	(0.7)
Improvement in Business Performance	(27.2)	(26.8)	(0.4)

Total	(171.1)	(168.8)	(2.2)

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Mizuho Financial Group, Inc.

7. Status of Loans by Industry

(1) Outstanding Balances by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2022		As of March 31, 2021
	Outstanding Balance	Change	Outstanding Balance
Domestic Total (excluding Loans Booked Offshore)	60,188.1	(1,856.1)	62,044.2
Manufacturing	9,770.8	(1,143.7)	10,914.5
Agriculture & Forestry	47.5	(3.1)	50.7
Fishery	2.9	0.7	2.2
Mining, Quarrying Industry & Gravel Extraction Industry	220.7	(95.1)	315.8
Construction	857.4	129.2	728.1
Utilities	3,043.3	190.7	2,852.6
Communication	1,206.4	(18.5)	1,225.0
Transportation & Postal Industry	2,581.5	(66.2)	2,647.7
Wholesale & Retail	5,214.7	120.8	5,093.9
Finance & Insurance	9,032.1	(189.1)	9,221.3
Real Estate	10,160.4	532.7	9,627.6
Commodity Lease	2,891.9	(174.0)	3,066.0
Service Industries	3,082.0	(259.8)	3,341.8
Local Governments	589.0	(87.1)	676.2
Governments	836.5	(387.0)	1,223.6
Other	10,650.0	(406.4)	11,056.5
Overseas Total (including Loans Booked Offshore)	26,463.8	2,523.6	23,940.2
Governments	263.8	38.6	225.1
Financial Institutions	9,544.6	864.3	8,680.3
Other	16,655.3	1,620.5	15,034.7

Total	86,651.9	667.4	85,984.5

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of March 31, 2022:	¥755.0 billion (from MHBK)
As of March 31, 2021:	¥850.0 billion (from MHBK)
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

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Mizuho Financial Group, Inc.

	(Billions of yen)
	As of March 31, 2022		As of March 31, 2021
	Outstanding Balance	Change	Outstanding Balance

Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	56,498.8	(1,636.1)	58,134.9
Manufacturing	9,356.9	(1,097.9)	10,454.8
Agriculture & Forestry	47.5	(3.1)	50.6
Fishery	2.9	0.7	2.2
Mining, Quarrying Industry & Gravel Extraction Industry	219.2	(94.9)	314.1
Construction	816.7	124.2	692.4
Utilities	2,766.4	197.0	2,569.4
Communication	1,104.9	(32.5)	1,137.4
Transportation & Postal Industry	2,402.6	(42.4)	2,445.1
Wholesale & Retail	5,083.4	135.9	4,947.4
Finance & Insurance	8,555.8	(179.9)	8,735.8
Real Estate	8,699.8	455.7	8,244.1
Commodity Lease	2,693.8	(163.0)	2,856.8
Service Industries	3,029.8	(257.7)	3,287.6
Local Governments	587.3	(86.1)	673.5
Governments	836.5	(251.3)	1,087.9
Other	10,294.6	(340.7)	10,635.3
Overseas Total (including Loans Booked Offshore)	26,463.6	2,524.0	23,939.6
Governments	263.8	38.6	225.1
Financial Institutions	9,544.6	864.3	8,680.3
Other	16,655.1	1,621.0	15,034.1

Total	82,962.4	887.8	82,074.5

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	3,689.3	(220.0)	3,909.3
Manufacturing	413.9	(45.8)	459.7
Agriculture & Forestry	0.0	(0.0)	0.0
Fishery	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	1.5	(0.1)	1.7
Construction	40.7	5.0	35.7
Utilities	276.9	(6.2)	283.2
Communication	101.5	14.0	87.5
Transportation & Postal Industry	178.8	(23.8)	202.6
Wholesale & Retail	131.3	(15.1)	146.4
Finance & Insurance	476.2	(9.2)	485.5
Real Estate	1,460.5	77.0	1,383.4
Commodity Lease	198.1	(11.0)	209.2
Service Industries	52.1	(2.0)	54.2
Local Governments	1.6	(1.0)	2.7
Governments	—	(135.7)	135.7
Other	355.4	(65.6)	421.1
Overseas Total (including Loans Booked Offshore)	0.2	(0.4)	0.6
Governments	—	—	—
Financial Institutions	—	—	—
Other	0.2	(0.4)	0.6

Total	3,689.5	(220.4)	3,909.9

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts.

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Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2022				As of March 31, 2021
			Change
	Non Performing Loans based on the BA and the FRA	Coverage Ratio	Non Performing Loans based on the BA and the FRA	Coverage Ratio	Non Performing Loans based on the BA and the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	998.4	72.3	297.4	5.9	700.9	66.3
Manufacturing	516.5	76.4	291.4	20.7	225.1	55.6
Agriculture & Forestry	1.3	46.9	0.5	(6.5)	0.7	53.4
Fishery	0.2	62.6	(0.0)	(0.0)	0.3	62.6
Mining, Quarrying Industry & Gravel Extraction Industry	0.1	100.0	0.0	21.0	0.1	78.9
Construction	5.9	78.5	0.4	2.2	5.5	76.3
Utilities	1.1	37.4	(0.9)	(34.4)	2.1	71.8
Communication	9.1	75.1	(0.5)	1.3	9.7	73.7
Transportation & Postal Industry	26.2	47.7	17.5	(21.4)	8.7	69.1
Wholesale & Retail	130.3	57.5	(9.3)	0.7	139.6	56.8
Finance & Insurance	14.3	81.6	(10.8)	(0.9)	25.1	82.5
Real Estate	35.5	81.5	(5.0)	(7.2)	40.5	88.8
Commodity Lease	1.4	87.1	(0.0)	(3.4)	1.4	90.6
Service Industries	169.4	63.2	27.3	(3.5)	142.0	66.7
Local Governments	—	—	—	—	—	—
Other	86.5	89.6	(12.9)	1.7	99.4	87.9
Overseas Total (including Loans Booked Offshore)	87.2	78.9	(4.5)	(2.4)	91.8	81.3
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	87.2	78.9	(4.5)	(2.4)	91.8	81.3

Total	1,085.6	72.8	292.9	4.7	792.7	68.0

*	Trust account represents trust accounts that guarantee principals in the agreement.

2-31

Mizuho Financial Group, Inc.

8. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2022		As of March 31, 2021
		Change
Housing and Consumer Loans	8,457.3	(305.4)	8,762.8
Housing Loans for owner’s residential housing	7,896.3	(229.2)	8,125.6

Mizuho Bank

Housing and Consumer Loans	8,404.1	(296.4)	8,700.5
Housing Loans	7,981.4	(250.6)	8,232.0
for owner’s residential housing	7,846.4	(221.1)	8,067.6
Consumer loans	422.6	(45.8)	468.4

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	53.2	(8.9)	62.2
Housing Loans for owner’s residential housing	49.8	(8.1)	57.9
* Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of March 31, 2022		As of March 31, 2021
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.9	0.6	57.3
Loans to SMEs and Individual Customers	34,897.9	(703.1)	35,601.0

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.3	0.4	57.9
Loans to SMEs and Individual Customers	32,976.0	(702.7)	33,678.8

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	52.0	2.9	49.1
Loans to SMEs and Individual Customers	1,921.8	(0.4)	1,922.2

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.

*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

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Mizuho Financial Group, Inc.

9. Status of Loans by Region

(1) Outstanding Balances by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2022		As of March 31, 2021
	Outstanding Balance	Change	Outstanding Balance
Asia	7,768.0	451.0	7,317.0
Hong Kong	1,893.9	(21.3)	1,915.3
Singapore	1,354.1	228.2	1,125.9
Thailand	1,139.2	57.0	1,082.2
Taiwan	984.3	137.4	846.8
India	527.2	48.1	479.0
South Korea	647.8	104.0	543.8
Indonesia	321.3	(101.0)	422.3
Philippines	294.5	1.2	293.3
China	124.8	(72.3)	197.2
Malaysia	92.4	(20.5)	113.0
Central and South America	5,189.5	72.0	5,117.4
Mexico	369.0	24.2	344.7
Brazile	239.8	62.7	177.1
North America	8,244.1	768.5	7,475.6
United States	7,444.1	890.6	6,553.4
Eastern Europe	274.2	(16.2)	290.4
Russia	209.8	(1.9)	211.8
Western Europe	4,914.0	751.0	4,162.9
United Kingdom	1,462.0	285.9	1,176.0
Netherlands	942.5	(31.2)	973.7
Germany	468.5	(40.5)	509.1
Ireland	318.5	10.1	308.3
Switzerland	321.5	156.4	165.0
France	356.4	140.7	215.6
Turkey	89.8	(5.4)	95.2
Italy	106.0	(36.9)	142.9
Other	3,567.9	422.3	3,145.6
Australia	1,972.1	339.2	1,632.8
Total	29,957.9	2,448.8	27,509.1

The above figures are based on obligor country of location.

The outstanding balance of loans in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.

	As of March 31, 2022		As of March 31, 2021
	Outstanding Balance	Change	Outstanding Balance
Mizuho Bank (China), Ltd	1,280.4	167.4	1,113.0
Mizuho Bank (USA)	458.0	63.7	394.2
PT. Bank Mizuho Indonesia	300.7	(13.9)	314.7

Note: The balances of loans of AO Mizuho Bank (Moscow) for the fiscal year ended March 31, 2022 and 2021 are ¥68.8 billion and ¥62.4 billion, respectively.

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Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the BA and the FRA by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2022		As of March 31, 2021
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
Asia	56.8	19.0	37.8
Hong Kong	0.0	(0.3)	0.3
Singapore	35.0	1.8	33.2
Thailand	1.0	0.4	0.5
Taiwan	0.0	0.0	0.0
India	0.1	(2.5)	2.7
South Korea	0.0	(0.0)	0.0
Indonesia	0.9	0.0	0.9
Philippines	0.0	(0.0)	0.0
China	0.0	0.0	—
Malaysia	—	—	—
Central and South America	17.8	(5.4)	23.3
Mexico	0.4	(0.4)	0.8
Brazile	3.5	(1.2)	4.8
North America	15.0	(19.9)	34.9
United States	15.0	(7.9)	22.9
Eastern Europe	7.8	7.8	—
Russia	7.8	7.8	—
Western Europe	23.2	(31.1)	54.4
United Kingdom	3.4	(4.1)	7.5
Netherlands	—	—	—
Germany	0.5	(4.3)	4.9
Ireland	—	(21.2)	21.2
Switzerland	0.2	(0.1)	0.3
France	—	(0.0)	0.0
Turkey	—	—	—
Italy	8.2	5.3	2.8
Other	11.8	7.2	4.6
Australia	—	—	—
Total	132.8	(22.3)	155.2

The above figures are based on obligor country of location.

The outstanding balance of Non Performing Loans based on the BA and the FRA in major banking subsidiaries outside Japan in the consolidated financial statement is as follows.

	As of March 31, 2022		As of March 31, 2021
	Non Performing Loans based on the BA and the FRA	Change	Non Performing Loans based on the BA and the FRA
Mizuho Bank (China) ,Ltd	1.8	0.6	1.1
Mizuho Bank (USA)	3.0	0.3	2.7
PT. Bank Mizuho Indonesia	5.8	(1.5)	7.3

Note: The balances of loans of Non Performing Loans based on the BA and the FRA of AO Mizuho Bank (Moscow) for the fiscal year ended March 31, 2022 and 2021 are not existed.

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2022 to March 31, 2027)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	3,263.7
Income before Income Taxes	2	3,611.8
Tax Adjustments *1	3	262.6
Taxable Income before Current Deductible Temporary Differences *2	4	3,874.4
Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,186.3

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2022.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2017	379.9
Fiscal 2018	267.2
Fiscal 2019	378.5
Fiscal 2020	316.3
Fiscal 2021(estimate)	356.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2021 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2022	Change	As of March 31, 2021
Reserves for Possible Losses on Loans	7	251.6	65.3	186.2
Impairment of Securities	8	125.2	(1.0)	126.2
Net Unrealized Losses on Other Securities	9	62.3	51.5	10.7
Reserve for Employee Retirement Benefits	10	—	—	—
Depreciation and Impairment	11	122.1	(24.3)	146.5
Net Deferred Hedge Losses	12	3.9	3.9	—
Tax Losses Carried Forward	13	0.1	0.1	—
Other	14	229.7	(1.9)	231.7

Total Deferred Tax Assets	15	831.1	129.4	701.6

Valuation Allowance	16	(106.7)	29.0	(135.7)

Sub-Total [ 15 + 16 ]	17	724.3	158.5	565.8

Amount related to Retirement Benefits Accounting	18	(134.9)	25.5	(160.5)
Net Unrealized Gains on Other Securities	19	(276.8)	119.9	(396.8)
Net Deferred Hedge Gains	20	—	10.8	(10.8)
Other	21	(39.4)	(3.0)	(36.3)

Total Deferred Tax Liabilities	22	(451.2)	153.3	(604.5)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	273.1	311.8	(38.7)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(223.9)	175.7	(399.7)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	39.7	50.6	(10.8)
Tax effects related to others	26	457.3	85.4	371.8

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-35

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2022 to March 31, 2027)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	199.8
Income before Income Taxes	2	222.1
Tax Adjustments (1)	3	(44.7)
Taxable Income before Current Deductible Temporary Differences (2)	4	177.4
Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	54.3

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2022.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2017	40.5
Fiscal 2018	39.0
Fiscal 2019	31.7
Fiscal 2020	26.6
Fiscal 2021(estimate)	33.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2021 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2022	Change	As of March 31, 2021
Reserves for Possible Losses on Loans	7	0.7	(0.5)	1.3
Impairment of Securities	8	7.7	(1.2)	9.0
Net Unrealized Losses on Other Securities	9	0.4	0.1	0.2
Reserve for Employee Retirement Benefits (1)	10	1.5	1.4	0.0
Reserve for Loss of Transfer	11	0.9	(0.5)	1.4
Net Deferred Hedge Losses	12	0.1	(1.0)	1.1
Tax Losses Carried Forward	13	—	—	—
Other (2)	14	17.8	(2.5)	20.4

Total Deferred Tax Assets	15	29.3	(4.3)	33.7

Valuation Allowance	16	(7.7)	1.9	(9.6)

Sub-Total [ 15 + 16 ]	17	21.6	(2.3)	24.0

Amount related to Retirement Benefits Accounting (3)	18	(20.3)	(0.1)	(20.1)
Net Unrealized Gains on Other Securities	19	(16.1)	2.8	(18.9)
Net Deferred Hedge Gains	20	—	—	—
Other	21	(2.6)	(2.2)	(0.3)

Total Deferred Tax Liabilities	22	(39.1)	0.4	(39.5)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	(17.4)	(1.9)	(15.5)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities (4)	24	(15.3)	3.6	(18.9)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	0.1	(1.0)	1.1
Tax effects related to others	26	(2.2)	(4.5)	2.3

(1,2,3)

The presentation of “Reserve for Employee Retirement Benefits”, “Other” and “Amount related to Retirement Benefits Accounting” has been changed from this fiscal year. In order to reflect the change in presentation of the financial statements, “ Reserve for Employee Retirement Benefits “ of ¥3.1 billion, “Other” of ¥5.1 billion and “Amount related to Retirement Benefits Accounting” of ¥(7.9) billion presented in the statements for the previous fiscal year have been reclassified as “ Reserve for Employee Retirement Benefits “ of ¥0 billion, “Other” of ¥20.4 billion and “Amount related to Retirement Benefits Accounting” of ¥(20.1) billion.

(4)	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-36

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2022	Change	As of March 31, 2021
Deposits	112,531.4	1,488.1	111,043.3
Individual Deposits	47,667.5	345.8	47,321.6
Corporate Deposits	55,596.1	1,003.4	54,592.7
Financial/Government Institutions	9,267.7	138.8	9,128.8

Mizuho Bank

Deposits	109,960.1	1,796.7	108,163.3
Individual Deposits	46,863.5	371.9	46,491.5
Corporate Deposits	54,457.9	1,184.0	53,273.9
Financial/Government Institutions	8,638.6	240.7	8,397.8

Mizuho Trust & Banking

Deposits	2,571.3	(308.5)	2,879.9
Individual Deposits	803.9	(26.1)	830.1
Corporate Deposits	1,138.1	(180.6)	1,318.8
Financial/Government Institutions	629.1	(101.8)	731.0

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

2-37

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

(1) Number of Directors

Aggregate Figures for Mizuho Financial Group, the 2 Banks, and Mizuho Securities

	As of March 31, 2022	Change	As of March 31, 2021
Directors, Executive Officers as defined in the Companies Act, and Auditors	45	—	45
Executive Officers as defined in our internal regulations (excluding those doubling as Directors as defined in the Companies Act)	44	(73)	117
* The above numbers have been adjusted for those who are doubling other positions.

(2) Number of Employees Consolidated
	As of March 31, 2022	Change	As of March 31, 2021
Employees (excluding Executive Officers as defined in our internal regulations)	52,420	(2,072)	54,492
Average number of temporary employees	14,019	(1,290)	15,309

*  The number of Employees excludes employees seconded to outside the company and includes employees seconded from outside the company in each consolidated subsidiary. That number also includes overseas local staff but excludes advisers and temporary employees.

3. Number of Offices (Domestic) The 2 Banks and Mizuho Securities
	As of March 31, 2022	Change	As of March 31, 2021
Mizuho Bank	461	(2)	463
Mizuho Trust & Banking	60	—	60
Mizuho Securities	230	(8)	238

*  The above numbers are the numbers of head office, domestic branches (excluding branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1), and pension plan advisory offices (1)), domestic sub-branches, and others.

(Overseas) The 2 Banks and Mizuho Securities
	As of March 31, 2022	Change	As of March 31, 2021
Mizuho Bank	49	—	49
Mizuho Trust & Banking	—	—	—
Mizuho Securities	2	—	2
* The above numbers are the numbers of overseas branches or relevant offices, and overseas representative offices.

2-38

Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2022

Consolidated

(Billions of yen)
Fiscal 2022
Ordinary Profits	770.0
Profit Attributable to Owners of Parent	540.0

Non-Consolidated

Mizuho Bank, Mizuho Trust & Banking

	(Billions of yen)
	Fiscal 2022
	Aggregate Figures for the 2 Banks	MHBK	MHTB*
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) + Net Gains (Losses) related to ETF	630.0	595.0	35.0
Ordinary Profits	565.0	525.0	40.0
Net Income	380.0	350.0	30.0
Credit-related Costs	(90.0)	(90.0)	—

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

2-39

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of March 31, 2022 (A)	As of March 31, 2021 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥48,803,771	¥45,460,471	¥3,343,300
Call Loans	1,223,766	967,504	256,261
Receivables under Resale Agreements	1,681,260	2,376,420	(695,159)
Guarantee Deposits Paid under Securities Borrowing Transactions	154,255	151,282	2,972
Other Debt Purchased	679,939	482,837	197,102
Trading Assets	4,496,695	4,655,665	(158,970)
Money Held in Trust	504	503	0
Securities	44,608,181	43,720,657	887,523
Loans and Bills Discounted	82,962,457	82,074,591	887,866
Foreign Exchange Assets	2,509,122	2,016,766	492,356
Derivatives other than for Trading	6,133,443	3,998,530	2,134,913
Other Assets	5,958,848	4,920,054	1,038,794
Tangible Fixed Assets	847,689	881,564	(33,874)
Intangible Fixed Assets	347,681	360,296	(12,614)
Prepaid Pension Cost	440,611	524,167	(83,556)
Deferred Tax Assets	273,129	—	273,129
Customers’ Liabilities for Acceptances and Guarantees	8,733,646	6,828,085	1,905,560
Reserves for Possible Losses on Loans	(814,778)	(536,101)	(278,677)
Reserve for Possible Losses on Investments	(106)	—	(106)

Total Assets	¥209,040,119	¥198,883,298	¥10,156,821

Liabilities
Deposits	¥133,633,887	¥128,279,005	¥5,354,881
Negotiable Certificates of Deposit	16,162,209	16,684,774	(522,564)
Call Money	940,058	1,061,104	(121,046)
Payables under Repurchase Agreements	9,293,236	8,760,834	532,401
Guarantee Deposits Received under Securities Lending Transactions	146,864	170,648	(23,783)
Commercial Paper	1,775,859	2,105,067	(329,207)
Trading Liabilities	3,447,533	3,255,476	192,056
Borrowed Money	14,397,626	15,084,290	(686,664)
Foreign Exchange Liabilities	1,788,299	717,422	1,070,876
Bonds and Notes	810,504	911,779	(101,274)
Derivatives other than for Trading	6,635,032	4,016,868	2,618,163
Other Liabilities	4,302,633	3,448,928	853,704
Reserve for Bonus Payments	24,582	25,042	(460)
Reserve for Variable Compensation	763	983	(219)
Reserve for Possible Losses on Sales of Loans	1,309	1,074	234
Reserve for Contingencies	1,306	3,092	(1,785)
Reserve for Reimbursement of Deposits	16,627	20,540	(3,913)
Reserve for Reimbursement of Debentures	10,504	14,419	(3,915)
Deferred Tax Liabilities	—	38,723	(38,723)
Deferred Tax Liabilities for Revaluation Reserve for Land	59,962	61,915	(1,953)
Acceptances and Guarantees	8,733,646	6,828,085	1,905,560

Total Liabilities	202,182,447	191,490,080	10,692,366

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,259,392	2,286,167	(26,774)
Capital Reserve	660,805	655,450	5,354
Other Capital Surplus	1,598,587	1,630,716	(32,129)
Retained Earnings	2,519,294	2,514,003	5,290
Appropriated Reserve	389,012	353,908	35,103
Other Retained Earnings	2,130,281	2,160,095	(29,813)
Retained Earnings Brought Forward	2,130,281	2,160,095	(29,813)

Total Shareholders’ Equity	6,182,751	6,204,236	(21,484)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	623,367	1,023,139	(399,771)
Net Deferred Hedge Gains (Losses), net of Taxes	(80,603)	29,458	(110,062)
Revaluation Reserve for Land, net of Taxes	132,156	136,384	(4,227)

Total Valuation and Translation Adjustments	674,920	1,188,982	(514,061)

Total Net Assets	6,857,672	7,393,218	(535,545)

Total Liabilities and Net Assets	¥209,040,119	¥198,883,298	¥10,156,821

2-40

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the fiscal year ended March 31, 2022 (A)	For the fiscal year ended March 31, 2021 (B)	Change (A) - (B)
Ordinary Income	¥2,147,111	¥2,132,943	¥14,168
Interest Income	1,131,111	1,146,971	(15,860)
Interest on Loans and Bills Discounted	774,657	828,466	(53,808)
Interest and Dividends on Securities	260,684	227,314	33,369
Fee and Commission Income	542,348	514,834	27,513
Trading Income	1,664	83,910	(82,245)
Other Operating Income	235,596	204,734	30,862
Other Ordinary Income	236,390	182,491	53,898

Ordinary Expenses	1,936,252	1,854,876	81,376
Interest Expenses	244,322	361,789	(117,467)
Interest on Deposits	36,330	112,893	(76,562)
Fee and Commission Expenses	149,353	91,804	57,549
Trading Expenses	—	349	(349)
Other Operating Expenses	170,721	148,741	21,979
General and Administrative Expenses	744,859	802,123	(57,263)
Other Ordinary Expenses	626,995	450,067	176,927

Ordinary Profits	210,858	278,066	(67,208)

Extraordinary Gains	70,436	115,474	(45,038)

Extraordinary Losses	32,348	19,760	12,587

Income before Income Taxes	248,946	373,781	(124,834)
Income Taxes:
Current	172,495	102,550	69,944
Refund of Income Taxes	(12,734)	(6,563)	(6,170)
Deferred	(87,395)	10,404	(97,800)

Net Income	¥176,581	¥267,389	¥(90,807)

2-41

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of March 31, 2022 (A)	As of March 31, 2021 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,923,672	¥2,010,405	¥(86,732)
Call Loans	—	22,134	(22,134)
Guarantee Deposits Paid under Securities Borrowing Transactions	20,046	—	20,046
Other Debt Purchased	35,314	26,092	9,222
Trading Assets	—	130,476	(130,476)
Money Held in Trust	26,556	9,804	16,752
Securities	288,530	321,504	(32,973)
Loans and Bills Discounted	3,192,348	3,362,267	(169,918)
Foreign Exchange Assets	3,898	6,313	(2,415)
Other Assets	255,755	321,181	(65,426)
Tangible Fixed Assets	100,132	102,139	(2,007)
Intangible Fixed Assets	21,728	25,486	(3,757)
Prepaid Pension Cost	66,607	65,962	645
Customers’ Liabilities for Acceptances and Guarantees	14,100	14,008	92
Reserves for Possible Losses on Loans	(2,470)	(4,196)	1,725

Total Assets	¥5,946,221	¥6,413,579	¥(467,358)

Liabilities
Deposits	¥2,571,352	¥2,879,951	¥(308,598)
Negotiable Certificates of Deposit	691,880	618,380	73,500
Call Money	603,990	581,838	22,151
Trading Liabilities	—	131,235	(131,235)
Borrowed Money	300,000	375,082	(75,082)
Due to Trust Accounts	1,167,284	1,160,608	6,676
Other Liabilities	31,317	23,141	8,176
Reserve for Bonus Payments	2,741	3,199	(458)
Reserve for Variable Compensation	272	380	(108)
Provision for Retirement Benefits	4,935	260	4,675
Reserve for Reimbursement of Deposits	992	1,558	(566)
Reserve for Loss of Transfer	3,061	4,814	(1,753)
Deferred Tax Liabilities	17,484	15,515	1,969
Acceptances and Guarantees	14,100	14,008	92

Total Liabilities	5,409,413	5,809,974	(400,560)

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	296,471	275,949	20,522
Appropriated Reserve	150,297	45,865	104,432
Other Retained Earnings	146,174	230,083	(83,909)
Retained Earnings Brought Forward	146,174	230,083	(83,909)
Treasury Stock	(79,999)	—	(79,999)

Total Shareholders’ Equity	479,346	538,824	(59,477)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	57,707	67,360	(9,653)
Net Deferred Hedge Gains (Losses), net of Taxes	(246)	(2,579)	2,332

Total Valuation and Translation Adjustments	57,460	64,781	(7,320)

Total Net Assets	536,807	603,605	(66,797)

Total Liabilities and Net Assets	¥5,946,221	¥6,413,579	¥(467,358)

2-42

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the fiscal year ended March 31, 2022 (A)	For the fiscal year ended March 31, 2021 (B)	Change (A) - (B)
Ordinary Income	¥173,959	¥191,924	¥(17,965)
Fiduciary Income	61,028	55,962	5,065
Interest Income	26,345	38,922	(12,576)
Interest on Loans and Bills Discounted	19,640	21,259	(1,618)
Interest and Dividends on Securities	4,926	15,497	(10,571)
Fee and Commission Income	79,058	68,275	10,782
Trading Income	—	1,657	(1,657)
Other Operating Income	369	11,911	(11,541)
Other Ordinary Income	7,157	15,195	(8,037)

Ordinary Expenses	123,363	147,991	(24,628)
Interest Expenses	7,049	8,606	(1,556)
Interest on Deposits	296	403	(107)
Fee and Commission Expenses	36,795	34,743	2,052
Trading Expenses	640	—	640
Other Operating Expenses	12	3,847	(3,835)
General and Administrative Expenses	75,132	80,986	(5,854)
Other Ordinary Expenses	3,733	19,808	(16,074)

Ordinary Profits	50,595	43,933	6,662

Extraordinary Gains	7,742	16,935	(9,192)

Extraordinary Losses	443	1,978	(1,534)

Income before Income Taxes	57,894	58,889	(994)
Income Taxes:
Current	10,651	8,573	2,078
Deferred	4,559	5,928	(1,368)

Net Income	¥42,683	¥44,388	¥(1,704)

2-43

Mizuho Trust & Banking Co., Ltd.

(Reference)

Statement of Trust Assets and Liabilities

As of March 31, 2022

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	497,185	Money Trusts	29,909,179
Securities	69,195	Pension Trusts	3,173,021
Beneficiary Rights to the Trusts	72,257,621	Property Formation Benefit Trusts	4,918
Securities held in Custody Accounts	410,287	Investment Trusts	21,571,181
Money Claims	23,217,982	Money Entrusted Other than Money Trusts	2,183,821
Tangible Fixed Assets	10,046,952	Securities Trusts	14,655,986
Intangible Fixed Assets	338,900	Money Claims Trusts	22,151,505
Other Claims	1,407,528	Land and Fixtures Trusts	517,050
Due from Banking Account	1,167,284	Composite Trusts	15,762,288
Cash and Due from Banks	521,425	Other Trusts	5,413

Total	109,934,364	Total	109,934,364

Notes:

1.	The statement is exclusive of Trusts that are difficult to value monetarily.
2.	Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥69,963,260 million.
3.	Joint trust assets under the management of other companies: ¥177,791 million.
4.

There is no balance of Claims against Bankrupt and Substantially Bankrupt Obligors, Claims with Collection Risk, Loans Past Due for 3 Months or More or Restructured Loans in the claims of trust accounts that guarantee principals in the agreement of ¥3,825 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	3,825	Principal	832,808
Securities	1	Reserve	12
Others	829,072	Others	77

Total	832,898	Total	832,898

2-44

Mizuho Trust & Banking Co., Ltd.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of March 31, 2022 (A)	As of March 31, 2021 (B)	Change (A) - (B)
Total Amount of Funds	36,350,351	34,615,632	1,734,719
Deposits	2,571,352	2,879,951	(308,598)
Negotiable Certificates of Deposit	691,880	618,380	73,500
Money Trusts	29,909,179	27,961,821	1,947,357
Pension Trusts	3,173,021	3,150,691	22,330
Property Formation Benefit Trusts	4,918	4,788	130

Loans and Bills Discounted	3,689,533	3,909,986	(220,453)
of Banking accounts	3,192,348	3,362,267	(169,918)
of Trust accounts	497,185	547,719	(50,534)

Securities for Investments	357,726	430,543	(72,816)
of Banking accounts	288,530	321,504	(32,973)
of Trust accounts	69,195	109,039	(39,843)

2-45

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of March 31, 2022 (A)	As of March 31, 2021 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥405,261	¥369,894	¥35,366
Cash Segregated as Deposits for Customers and Others	541,274	554,281	(13,006)
Trading Assets	6,921,502	6,222,426	699,076
Receivables - Unsettled Trades	145,887	—	145,887
Operating Investment Securities	40,926	34,338	6,588
Receivables Related to Margin Transactions	34,802	32,553	2,248
Collateralized Short-Term Financing Agreements-Receivable	4,707,548	4,520,477	187,071
Advances Paid	94	441	(347)
Securities: Fail to Deliver	32,415	15,265	17,150
Short-Term Loans Receivable	47,983	36,085	11,898
Other Current Assets	700,334	461,711	238,623
Less: Allowance for Doubtful Accounts	(79)	(276)	197
Noncurrent Assets
Property and Equipment	18,742	19,775	(1,033)
Intangible Assets	68,497	66,544	1,953
Investments and Other Assets	304,034	314,486	(10,451)

Total Assets	¥13,969,227	¥12,648,003	¥1,321,223

Liabilities
Current Liabilities
Trading Liabilities	¥5,356,537	¥4,765,362	¥591,175
Payables - Unsettled Trades	—	253,734	(253,734)
Payables Related to Margin Transactions	50,556	39,793	10,762
Collateralized Short-Term Financing Agreements-Payable	4,144,682	3,510,972	633,710
Deposits Received	425,452	444,112	(18,659)
Guarantee Deposits Received	425,613	417,142	8,471
Securities: Fail to Receive	7,083	2,854	4,229
Short-Term Borrowings	904,079	806,728	97,350
Commercial Paper	490,500	423,500	67,000
Bonds and Notes Due within One Year	148,768	127,648	21,120
Income Taxes Payable	2,515	11,565	(9,050)
Accrued Employees’ Bonuses	25,379	25,365	14
Provision for Variable Compensation	411	788	(377)
Other Current Liabilities	46,970	50,122	(3,152)
Noncurrent Liabilities
Bonds and Notes	753,870	623,175	130,694
Long-Term Borrowings	580,000	150,400	429,600
Provision for Retirement Benefits	22,579	21,216	1,362
Reserve for Loss of Transfer	1,541	4,194	(2,653)
Other Noncurrent Liabilities	3,769	3,132	636
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	3,132	3,135	(3)

Total Liabilities	13,393,441	11,684,945	1,708,496

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid - in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	425,554	440,661	(15,107)
Other Retained Earnings	425,554	440,661	(15,107)
Retained Earnings Brought Forward	425,554	440,661	(15,107)
Treasury Stock	(369,999)	—	(369,999)

Total Shareholders’ Equity	562,371	947,478	(385,107)

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	23,193	25,339	(2,146)
Net Deferred Gains or Losses on Hedges, net of Tax	(9,778)	(9,759)	(19)

Total Valuation and Translation Adjustments	13,415	15,580	(2,165)

Total Net Assets	575,786	963,058	(387,272)

Total Liabilities and Net Assets	¥13,969,227	¥12,648,003	¥1,321,223

2-46

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the fiscal year ended March 31, 2022 (A)	For the fiscal year ended March 31, 2021 (B)	Change (A) - (B)
Operating Revenues	¥380,505	¥408,177	¥(27,672)
Commissions	183,633	181,774	1,858
Net Gain on Trading	123,761	152,257	(28,496)
Net Gain on Operating Investment Securities	(2,831)	630	(3,462)
Interest and Dividend Income	75,942	73,514	2,428

Interest Expenses	53,612	56,850	(3,237)

Net Operating Revenues	326,892	351,326	(24,434)

Selling, General and Administrative Expenses	251,967	264,682	(12,715)
Transaction-Related Expenses	70,197	73,476	(3,279)
Personnel Expenses	96,131	100,958	(4,827)
Real Estate Expenses	21,017	22,148	(1,130)
Administrative Expenses	39,150	39,411	(261)
Depreciation and Amortization	17,770	19,994	(2,224)
Taxes and Dues	5,252	5,797	(545)
Provision of Allowance for Doubtful Accounts	36	283	(246)
Other	2,411	2,612	(200)

Operating Income	74,924	86,643	(11,718)

Non-Operating Income	3,437	4,210	(772)
Non-Operating Expenses	506	221	285

Ordinary Income	77,855	90,632	(12,776)

Extraordinary Gain	3,738	13,748	(10,010)

Extraordinary Loss	10,627	15,830	(5,202)

Income before Income Taxes	70,966	88,550	(17,584)
Income Taxes:
Current	10,303	14,761	(4,457)
Deferred	203	(3,167)	3,370

Net Income	¥60,459	¥76,956	¥(16,497)

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